Exhibit 99.2

IAMGOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained in this management information circular (“Circular”) is furnished in connection with management’s solicitation of proxies to be used at the annual General meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”), to be held at One King West Hotel & Residence, located at 1 King Street West, Toronto, Ontario, on Monday, May 11, 2015 at 4:00 p.m. (Toronto time), for the purposes set out in the accompanying notice of the Meeting (the “Notice of Meeting”).

It is expected that management’s solicitation of proxies for the Meeting will be made primarily by mail, however, directors, officers and employees of the Corporation may also solicit proxies by telephone, telecopier or in person in respect of the Meeting. This solicitation of proxies for the Meeting is being made by or on behalf of the directors and management of the Corporation and the Corporation will bear the costs of this solicitation of proxies for the Meeting. In addition, the Corporation will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of the common shares of the Corporation (the “Common Shares”).

Registered Shareholders Voting by Proxy

Enclosed with this Circular is a form of proxy. The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A shareholder of the Corporation may appoint a person (who need not be a shareholder of the Corporation) other than the persons already named in the enclosed form of proxy to represent such shareholder of the Corporation at the Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose. In order to be valid, a proxy must be received by Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 5:00 p.m. (Toronto time) on May 7, 2015 or, in the event of an adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed Meeting.

As noted in the Notice of Meeting accompanying this Circular, shareholders may also elect to vote electronically in respect of any matter to be acted upon at the Meeting. Votes cast electronically are in all respects equivalent to, and will be treated in the exact same manner as, votes cast via a paper form of proxy. To vote electronically, registered shareholders are asked to go to the website shown on the form of proxy and follow the instructions on the screen. Please note that each shareholder exercising the electronic voting option will need to refer to the control number indicated on their proxy form to identify themselves in the electronic voting system. Shareholders should also refer to the instructions on the proxy form for information regarding the deadline for voting shares electronically. If a shareholder votes electronically he or she is asked not to return the paper form of proxy by mail.

In order to be effective, a form of proxy must be executed by a shareholder exactly as his or her name appears on the register of shareholders of the Corporation. Additional execution instructions are set out in the notes to the form of proxy. The proxy must also be dated where indicated. If the date is not completed, the proxy will be deemed to be dated on the day on which it was mailed to shareholders.

The management representatives designated in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxy in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, such Common Shares will be voted by the management representatives named in such form of proxy in favour of each of the matters referred to in the Notice of Meeting and will be voted by such representatives on all other matters which may come before the Meeting in their discretion.

The enclosed form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation does not know of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to management of the Corporation should properly come before the Meeting, the persons named in the enclosed form of proxy will be authorized to vote the Common Shares represented thereby in their discretion.

Non-Registered Shareholders

Only registered shareholders of the Corporation, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and its form of proxy (collectively the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(c)	be given a voting instruction form which must be completed and returned by the Non-Registered Shareholder in accordance with the directions printed on the form (in some cases, the completion of the voting instruction form by telephone, facsimile or over the Internet is permitted) or

(d)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Revocation of Proxies

A registered shareholder of the Corporation who has submitted a proxy may revoke it by: (a) depositing an instrument in writing signed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney, either (i) at the registered office of the Corporation, 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4, at any time up to and including the last business day preceding the day of the Meeting, or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting; (b) transmitting, by telephonic or electronic means, a revocation that complies with (i) or (ii) above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the registered shareholder or the attorney, as the case may be; or (c) in any other manner permitted by law.

A Non-Registered Shareholder who has submitted voting instructions to an Intermediary should contact their Intermediary for information with respect to revoking their voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital and Quorum

The Corporation is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder of record to notice of and one vote at all meetings of the shareholders of the Corporation. As at the close of business on April 6, 2015, there were 391,335,664 Common Shares outstanding. The presence of two persons entitled to vote at the Meeting, either as shareholders or proxy holders, and holding or representing not less than twenty-five per cent of the Common Shares entitled to be voted thereat will constitute a quorum for the Meeting.

Record Date

The directors of the Corporation have fixed the close of business on April 6, 2015 as the record date for the determination of those holders of Common Shares entitled to receive notice of the Meeting. In addition to notice, holders of Common Shares of record at the close of business on April 6, 2015 will be entitled to vote at the Meeting and at all adjournments or postponements thereof.

Ownership of Securities of the Corporation

As at April 6, 2015, to the knowledge of the directors and officers of the Corporation, and according to securities regulatory filings of which the Corporation has notice, other than Van Eck Associates Corporation, which owns 61,233,568 Common Shares or 15.65% of the Common Shares outstanding, no person or company, directly or indirectly, beneficially owned, and/or exercised control or direction over, more than ten per cent of the votes attached to all of the Common Shares outstanding.

Currency

Unless stated otherwise, all references to dollar amounts in this Circular are to Canadian dollars.

BUSINESS OF THE MEETING

Election of Directors

The shareholders of the Corporation will be asked to elect 7 directors for the Corporation. Each director elected will hold office until the close of the next annual meeting of the shareholders of the Corporation, unless his office is earlier vacated or until his successor is appointed or elected.

The Board recommends that shareholders vote FOR the election of each of the nominees whose names are set forth below.

In the absence of any instructions to withhold a vote in respect of a nominee, the Common Shares represented by proxies received by management will be voted FOR each of the nominees whose names are set forth below.

Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year, however, if that should occur for any reason at or prior to the Meeting or any adjournment or postponement thereof, the persons named in the enclosed form of proxy have the right to vote the proxy for the election of the remaining nominees and may vote in their discretion for the election of any person or persons in place of any nominees unable to serve.

The following table sets forth the name, the municipality of residence, the principal occupation or employment, the year upon which directorship commenced and the number of Common Shares currently owned, or over which control or direction is exercised, whether directly or indirectly, for each nominee for election as a director of the Corporation.

Name and Municipality of Residence	Principal Occupation or Employment	Year First Became a Director of the Corporation	Number of Common Shares (6)

STEPHEN J. J. LETWIN Toronto, Ontario, Canada	President & CEO of the Corporation	2010	388,824

JOHN E. CALDWELL(1, 3) Toronto, Ontario, Canada	Corporate Director	2006	28,614

DONALD K. CHARTER(2, 3, 5) Toronto, Ontario, Canada	Corporate Director	1994	161,592

W. ROBERT DENGLER(3, 4) Aurora, Ontario, Canada	Corporate Director	2005	59,632

RICHARD J. HALL(1, 5) Silverthorne, Colorado, USA	Corporate Director	2012	30,225

MAHENDRA NAIK(1, 2) Markham, Ontario, Canada	President – FinSec Services Inc. (Management Services)	1990	472,259

TIMOTHY R. SNIDER(2, 4) Tucson, Arizona, USA	Chairman of Cupric Canyon Capital	2011	121,063

(1)	Member of the Audit and Finance Committee of the board of directors of the Corporation
(2)	Member of the Human Resources and Compensation Committee of the board of directors of the Corporation
(3)	Member of the Nominating and Corporate Governance Committee of the board of directors of the Corporation
(4)	Member of the Environmental, Health and Safety Committee of the board of directors of the Corporation
(5)	Member of the Reserves and Resources Committee of the board of directors of the Corporation
(6)	Owned, or over which control or direction is exercised, whether directly or indirectly.

Information as to the number of Common Shares owned and/or over which control or direction is exercised, whether directly or indirectly, by the nominees for election as directors of the Corporation is, in each case, based upon information furnished by the respective nominee on the System for Electronic Disclosure by Insiders (“SEDI”), at www.sedi.ca, and information otherwise available to the Corporation as at April 6, 2015.

Biographies of each of the director nominees are set out in Appendix “A” to this Circular. In respect of the election of directors, in non-contested elections, the Corporation has adopted a majority voting policy that is described in the Corporation’s Statement of Corporate Governance Practices found later in this Circular. Essentially, in order to qualify as a director, a nominee must receive more votes for his/her election than are withheld.

Further information about the nominees for election as directors of the Corporation may be found in the most recent Annual Information Form of the Corporation, under the heading “Item VII—Directors and Officers”, at pages 79-82, which has been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com, and incorporated in the most recent Form 40-F of the Corporation filed in the United States on the system for Electronic Data-Gathering, Analysis and Retrieval (“EDGAR”), at www.sec.gov/edgar.shtml, which information is hereby incorporated by reference in this Circular. A copy of the Annual Information Form is available, free of charge, to any shareholder upon request to the Secretary of the Corporation.

Re-appointment of Auditor

The Board recommends that shareholders vote FOR the re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation until the close of the next annual meeting of shareholders or until their successor is appointed and to authorize the directors to fix their remuneration. KPMG LLP has been the auditor of the Corporation since June 18, 1998.

In the absence of any instructions to withhold a vote, the Common Shares represented by proxies received by management will be voted FOR the re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation until the close of the next annual meeting of shareholders or until their successor is appointed and to authorize the directors to fix their remuneration.

The aggregate fees billed by KPMG LLP in each of the last two financial years of the Corporation are as follows:

Amounts in USD	2014	2013
Audit Fees(1)	1,288,000	1,575,000

Audit-Related Fees(2)	175,000	55,000

Tax Fees(3)	119,000	84,000

Other Fees(4)	24,000	15,000

Total – USD	1,606,000	1,729,000

(1)	“Audit Fees” the aggregate fees billed by the Corporation’s external auditor in each of the last two fiscal years for audit services were $1,288,000 in 2014 and 1,575,000 in 2013.
(2)	“Audit-Related Fees” the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Corporation’s external auditor that are not included in the above paragraph were $175,000 in 2014 and $55,000 in 2013. The audit-related fees relate to services provided in connection with statutory filings and transactions completed by the Corporation.
(3)	“Tax Fees” the aggregate fees billed in each of the last two fiscal years for professional tax services rendered by the Corporation’s external auditor were $119,000 in 2014 and $84,000 in 2013. The professional tax services related to corporate tax compliance, tax planning and other related tax services.
(4)	“Other Fees” the aggregate fees billed in each of the last two fiscal years for other services rendered by the Corporation’s external auditor were $24,000 in 2014 and 15,000 in 2013. The other services related to assurance work and readiness assessments performed for the Corporation related to the World Gold Council conflict free gold standard.

Advisory Vote on the Corporation’s Approach to Executive Compensation

The Board has adopted a shareholder advisory vote on the Corporation’s approach to executive compensation, as disclosed under the heading “Statement of Executive Compensation,” elsewhere in this Circular. As a formal opportunity to provide their views on the disclosed objectives of the Corporation’s pay for performance compensation model, shareholders are asked to review and vote, in a non-binding, advisory manner, on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Circular.

The Human Resources and Compensation Committee (the “HRCC”), and the Board, will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with its pay for performance compensation model (see the Statement of Executive Compensation for details regarding the compensation philosophy and guidelines of the Board and the metrics and process used to assess performance as well as whether any compensation consultant was retained last year and, if so, the mandate of such consultant). The pay for performance compensation model is designed to attract, retain and motivate talented management and pay for actual performance which drives the long-term creation and preservation of shareholder value.

The Board recommends that shareholders vote FOR the resolution to accept the Corporation’s approach to executive compensation.

In the absence of any instructions to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the resolution to accept the Corporation’s approach to executive compensation.

STATEMENT OF EXECUTIVE COMPENSATION

To Our Fellow Shareholders

On behalf of the Human Resources & Compensation Committee (“HRCC”) and the Board of Directors, we are pleased to share with you our report on executive compensation. As described below and throughout the Compensation Discussion & Analysis, the HRCC believes that the Corporation’s executive compensation program demonstrates a pay-for-performance philosophy, in particular:

•	Total compensation of senior executives, including the Named Executive Officers (“NEOs”) aligns directly with the shareholder experience;

•	For the last three years, “at risk” compensation (expressed as a percentage of total direct compensation) for NEOs as a group, has been significant: 2012 – 64%, 2013 – 61% and for 2014 – 55% and;

•	100% of “at-risk” compensation, including both the short-term (“STIP”) and long-term incentive plans (“LTIP”) are performance-based; and

•	CEO total compensation has decreased year-over-year for the past 3 years. For 2012 and 2013 the CEO received his STIP awards earned in restricted share units and in 2014 waived his STIP award receiving only his annual LTIP grant, both increasing his equity exposure and long-term “at risk” compensation. Further, all vested share units have been held by the CEO on a gross basis, whereby he elected to fund the income tax payable from his personal resources as opposed to reducing his equity holdings. Total equity holdings (held directly and indirectly) of the CEO is 318,949 Common Shares, as of December 31, 2014 and unvested shares total an additional 338,450 for total share holdings of 657,399 shares.

Holistic Review of Performance

While share price performance is a factor in assessing management, it is only one criterion used. In times of a dramatic drop in commodity prices, the HRCC and Board believes it is very important to ensure that an effective management team is retained and that they are focused on the goals required to ensure that the Corporation remains competitive in a difficult environment. The loss of management experience and expertise in a challenging environment can be detrimental to both the near-term and long-term performance of the Corporation. In addition to ensuring a link between executive compensation and performance, it is also important for sustained shareholder value that the Corporation’s compensation program remain competitive in the market place to attract and retain key talent.

The balance among these objectives is reflected in the Company’s compensation programs with relative mix between share price performance and specific operating targets to assess management, together with the use of both cash and equity grants with long-term vesting provisions.

Alignment of Pay and Performance for 2014

Management performance is measured against a number of critical metrics which address the near-term and longer-term goals and priorities of the Corporation. In the most recent few years the dramatic fall in the price of gold has required a quick response from management and the Board in order to ensure that the Corporation’s strategy reflects the reality of the market. For 2014, the capital markets changed the assessment criteria for gold miners to a focus on the “all-in sustaining costs” and free cash flow. In tandem, the Corporation shifted immediate focus to cost reduction, cash preservation and free cash flow. This required careful review by the HRCC to ensure that management was being rewarded for focusing on and achieving appropriate targets in the short-term and near-term that would provide long-term sustainable value creation for shareholders.

The following outlines key factors and outcomes relating to 2014 pay for performance decisions:

•	Commodity price impacted total compensation levels and value of outstanding equity – 2013 and 2014 saw a significant and rapid decline in the price of gold and a resulting sharp decline in gold stocks and the S&P/TSX Global Gold Index which is used as a benchmark for the Corporation. These events required an immediate change in corporate strategy to meet the challenges and focusing executive compensation on a number of near-term high priority items to ensure the Corporation’s continued success. However these events adversely affected the compensation of the executives in the Corporation in two ways: (a) Total compensation (reported in the Summary Compensation Table) awarded is down year-over-year, in particular for our CEO, and (b) the grant value of equity awards is down significantly relative to prior years.

1.	No merit salary increases – despite market research suggesting that the industry average salary increase is between 2% to 3%, there were no merit-based salary increases for either 2014 or 2015 for the Executive Leadership Team (“ELT”).

2.	Cost savings and significant executive restructuring – as part of the significant cost savings initiatives undertaken in 2014 which achieved approximately $70 million in savings (in addition to the $125 million of savings achieved in 2013), there was a significant reduction in the size of the Corporation’s ELT (from 10 to 6 individuals) and a consolidation of a number of corporate functions reporting into fewer executives. This resulted in overall permanent cost savings among the ELT in excess of $2.4 million.

3.	Alignment with Total Shareholder Return and Return on Capital performance – challenging share price performance both in absolute terms and relative to the Corporation’s benchmark (the S&P/TSX Global Gold Index) resulted in the portion of STIP and LTIP incentive awards related to 1-year and 3-year relative total shareholder return (“TSR”) receiving a score of 0. Under the Corporation’s guidelines the rating will be 0 where the absolute TSR performance is negative. The portion of the Corporate Performance metrics of the STIP and LTIP related to return on capital also received a score of 0.

4.	Alignment with successful achievement of goals related to cash preservation, improvement in free cash flow and reduction in production costs – as a result of the weak gold price in 2013 and the outlook for 2014, the HRCC determined that priorities for the year included preserving cash, improving free cash flow and reducing production costs. The 2014 targets which were set at the start of 2014 were focused on free cash flow, production, cash costs, sustaining capital, working capital and reserve replacement. This was done in the context of an aggressive budgeting process:

–	The immediate goal of achieving targeted corporate net free cash flow was a high priority. An aggressive target for free cash flow was set which the Corporation outperformed by $77 million and as a result received a score of 1.5 (out of 1.5).

–	Gold production was 4% below target (but above 2013 gold production), offset by niobium production exceeding target for an overall score of 0.65 (out of 1.5)

–	Gold production costs achieved target and niobium production costs outperformed target for an overall score of 1.08 (out of 1.5).

–	Sustaining capital expenditure savings significantly outperformed target, improving the Corporation’s cash position for a score of 1.5 (out of 1.5).

–	Working capital reduction significantly outperformed target improving the Corporation’s cash position with a score of 1.5 (out of 1.5).

–	Reserve replacement underperformed target with a score of 0 (out of 1.5).

5.	Successful focus and achievement of continued Health & Safety, and Sustainability objectives – HSS is now a distinct performance criterion reflecting its overriding importance in all aspects. The Corporation outperformed its targets in 2014 resulting in a score of 1.375 (out of 1.5).

6.	Successful completion of the Niobec sale – The ELT completed the sale of Niobec for US$500 million. This was an important and game changing event for the Corporation and was the result of a high level of performance by a number of executives. This important achievement was reflected in the personal performance scores of a number of executives along with other important individual accomplishments.

7.	STIP & LTIP payouts for 2014 were below target for all NEOs – STIP payments ranged between 77% and 94.6% of target depending on the balance between Corporate, Operating, HSS and Personal performance. LTIP awards ranged between 77% and 137% below the target of 200% of STIP. LTIP awards reduced dilution at low share prices.

8.	PSUs expired unvested – PSUs granted in 2012 did not vest and expired as a result of the failure to meet the performance vesting criteria. There were no changes to vesting criteria for expired PSUs.

Pay for Performance of Past Equity Grants

The HRCC believes the purpose of equity compensation is to align the interests of management with shareholders over time, such that the value of their equity holdings increases or decreases in a manner similar to shareholders. While shareholders can buy or sell at any time, the equity-based awards for management vest over 3 to 5 years and therefore represent a more restricted shareholding than that of shareholders. Also, management is encouraged to hold a portion of their equity throughout their tenure with the Corporation under the Share Ownership Guidelines. To assess the effectiveness of the Corporation’s equity plan, the HRCC regularly reviews the value of equity awards over time against share price performance for both the CEO and the NEOs as a group.

The analysis below demonstrates that the CEO has experienced a greater reduction in value than a shareholder over similar periods of time ending December 31, 2014 – for each period, the reduction in value of the equity awards exceeded the corresponding percent decline in share price.

	Total Loss in Value Since Grant Date
Time Period [1]	CEO LTIP Compensation [2]	IAM GOLD Share Price
	(vs. Grant Date Value)	(Since Date of Grant)
November 11, 2010 to December 31, 2014	-86%	-81%
May 16, 2011 to December 31, 2014	-100%	-81%
March 30, 2012 to December 31, 2014	-100%	-74%
February 26, 2013 to December 31, 2014	-67%	-57%
February 25, 2014 to December 31, 2014	-52%	-24%

1.	Start of period based on the actual LTIP grant date for each respective year.

2.	CEO LTIP compensation value reflects the sum of: (a) vested equity on the date of settlement, (b) current value of unvested equity awards, and (c) “in-the- money” value of stock options outstanding (i.e., $0 if current share price is less than the exercise price).

In Summary

IAMGOLD’s executive compensation program and practices are described in detail over the following pages of the Compensation Discussion and Analysis. The HRCC believes that the compensation program continues to be heavily oriented towards pay for performance, shareholder alignment and supports its goal of rewarding executives for the long-term creation and preservation of value for shareholders as well as near term industry and corporate challenges in a time of gold price volatility.

Submitted by the HRCC on behalf of the Board of Directors,

Donald K. Charter (Chairman), Mahendra Naik and Timothy Snider

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the Corporation’s approach to executive compensation by outlining the processes and decisions behind what the Corporation paid its executive officers who were, during, or as at the end of the Corporation’s financial year ended December 31, 2014, the CEO, CFO and three other most highly compensated executive officers of the Corporation (the “Named Executive Officers” or “NEOs”). The NEOs for 2014 are:

•	Stephen J.J. Letwin, President and CEO (“President & CEO”);

•	Gordon Stothart, Executive Vice President and Chief Operating Office (“EVP & COO”) ;

•	Carol Banducci, Executive Vice President and Chief Financial Officer (“EVP & CFO”);

•	Jeffery Snow, General Counsel, Senior Vice President, Business Development (“SVP, Legal”); and

•	Craig MacDougall, Senior Vice President, Exploration (“SVP, Exploration”).

Compensation Program Oversight and Governance

The fundamental objective of IAMGOLD’s executive compensation practices is to motivate and reward executives for the long-term creation and preservation of shareholder value. In addition, it must reflect the annual challenges faced by the Corporation in the context of the price of gold. To meet this objective the Corporation’s executive compensation programs and policies are designed with the following principles:

•	attract, retain, motivate and reward high-calibre executive talent through competitive pay practices;

•	link the compensation model directly to specific and measurable corporate, operational, Health, Safety & Sustainability (“HSS”) and individual performance objectives which are set annually to reflect the challenges faced by the Corporation;

•	motivate high-performers to achieve exceptional levels of performance through rewards;

•	provide the Human Resources and Compensation Committee (“HRCC”) with the flexibility to exercise discretion to ensure appropriate overall compensation results;

•	align compensation with the risk profile of the Corporation; and

•	encourage and require executives to own shares of the Corporation to more fully align the interests of management with the interests of shareholders.

Role of the HRCC

As part of its Board-approved mandate, the HRCC:

•	recommends to the Board for approval the goals and objectives comprising the executive compensation plan based on the Board-approved budget and corporate strategy, against which the performance of the President & CEO and other executives are assessed;

•	reviews the President & CEO’s responsibilities periodically and from time to time recommends to the Board changes to such responsibilities;

•	leads the annual review and evaluation process of the President & CEO’s performance and reports results to the Board;

•	reviews the performance of the other executives, based on a report submitted by the President& CEO;

•	recommends to the Board for approval, the salaries and short-term incentives of the Corporation’s executive officers, on an individual basis, and the compensation of non-executive employees on an aggregate basis;

•	recommends to the Board for approval, equity-related compensation in the form of PRSUs and/or stock options as part of the compensation of executives and non-executives provided for under the Share Incentive Plan;

•	administers the Corporation’s share incentive plan under which such equity-related compensation is granted;

•	reports to the Board on the Corporation’s organizational structure, implementation of executive officer succession programs, total compensation practices, talent management practices and executive development programs;

•	reviews any employment agreement between the Corporation and an executive officer including terms addressing retirement, termination of employment or other special circumstances, and if appropriate, recommends to the Board for approval; and

•	reviews the operation and administration of the Corporation’s retirement benefit plans.

Composition of the HRCC

The Board has determined that the HRCC is to be comprised of at least three directors, each of whom must be independent under applicable laws, policies and stock exchange rules. In addition, keeping with governance best practice, the HRCC should consist of directors who are knowledgeable about issues related to human resources, talent management, compensation, governance and risk management.

The current members of the HRCC are Mr. Donald K. Charter, Mr. Mahendra Naik, and Mr. Timothy Snider. Collectively, the HRCC has extensive compensation-related experience in the natural resources sector as senior executive officers and members of Boards and committees of other public corporations:

•	Mr. Charter is a corporate director with operational and executive leadership experience. Most recently he was the President and CEO of Corsa Coal Corp., an international public coal mining company. He currently is the Chairman of the Board of Adriana Resources and a member of the Compensation Committee, and Chairman of the Compensation Committee and member of the Audit Committee of Lundin Mining Corporation, an international public metals and mining company. Mr. Charter also has compensation-related experience through his roles as a member of Compensation Committees for a number of public companies over his career and as a senior executive, including President & CEO of a large financial services organization.

•	Mr. Naik is President & CEO of FinSec Services Inc., a private management services company. Mr. Naik is also Chairman of the Board, Chairman of the Audit Committee and member of the Compensation Committee of Fortune Minerals Inc., a diversified public minerals and resources company. In addition, Mr. Naik is also a member of the Compensation Committee of FirstGlobal Data Limited and of several large private companies including Goldmoney Network Limited. Mr. Naik has compensation-related experience through his background as a Chartered Public Accountant and as a senior executive of several large companies. Mr. Naik is also a member of IAMGOLD’s Audit and Finance Committee, which helps the HRCC understand and discuss relevant issues for both Committees.

•

Mr. Snider is the Chairman of Cupric Canyon Capital, LLC., a private equity company that invests in copper mining assets worldwide. He was formerly President and Chief Operating Officer of Freeport McMoRan Copper and Gold, and its predecessor Phelps Dodge Corporation where he spent 38 years of his career. In addition to IAMGOLD, Mr. Snider is also a director of Cia. De Minas Buenaventura based in Lima Peru. He was formerly a director of Compass Minerals based in Overland Park, Kansas where he served as Chairman of the Compensation Committee. Mr. Snider is also involved in several non-profit organizations, including the University of Arizona’s Institute for Mineral Resources (founding Chairman), the Northern Arizona University Foundation Board, and the Mining Foundation of the Southwest. He was inducted into the American Mining Hall of Fame and received the Jackling Award and Richards Award for innovation from the Society of Mining and Metallurgical Engineers.

Further, the HRCC members have no interlocking relationships as Board members of other companies. The table below summarizes the relevant IAMGOLD Board committee experiences of each HRCC member, followed by additional commentary:

HRCC Member	Board Member Experience (Present and Past 4 Years) (1)
	Human Resources		Audit		Reserves & Resources		Environmental Health and Safety		Nominating & Corp. Gov.
	Member	Chair	Member	Chair	Member	Chair	Member	Chair	Member	Chair
D.K. Charter	✓	✓			✓				✓
M. Naik	✓		✓
T. Snider	✓						✓

1.	Most HRCC members also have extensive experience beyond the past 4 years.

Activities of the HRCC with respect to 2014

Each year, the HRCC finalizes the executive compensation plan once the strategic plan and annual budget for the following year are approved by the Board (at the end of the preceding financial year). The HRCC determines STIP and LTIP awards in the first quarter of the fiscal year following the relevant period, once audited year-end financial statements are available. Accordingly, deliberations with respect to the 2014 financial year occurred in Q4 2013, during 2014 and in Q1 2015. The HRCC met six times in 2014.

In the execution of its mandate, the HRCC:

•	assessed the effectiveness of the existing compensation plan, including a review of the Corporation’s compensation philosophy, methodology and program design compared to the Corporation’s peer groups (identified below under “Pay Peer Groups”) to ensure relevancy and appropriateness;

•	assessed the performance of executives against Board-approved objectives;

•	reviewed minimum share ownership guidelines for the executives;

•	engaged the services of an external compensation consultant to provide independent advice and expertise on executive compensation matters;

•	recommended to the Board for approval the corporate, operational, HSS and individual performance objectives for 2014 and 2015 in conjunction with the 2014 and 2015 approved budgets and with a view to advancing the corporate strategy adopted by the Board;

•	recommended to the Board for approval 2014 compensation payable consistent with the 2014 executive compensation plan, the individual performance of the CEO and the recommendation of the CEO for the other NEOs; and

•	reviewed the potential for any material risks arising from the executive compensation plan.

Compensation Risk Management and Good Governance Practices

IAMGOLD’s compensation program and practices have been established to ensure appropriate alignment with the long-term success of the organization, near term challenges and good governance practices. The executive compensation plan is comprised of four components, including base salary, short-term incentive plan (“STIP”, cash-settled), long-term incentive plan (“LTIP”, equity-settled), and benefits and perquisites. The HRCC believes the compensation program:

•	effectively balances pay for performance and retention of highly skilled executives;

•	mitigates the risk of unanticipated or unwarranted payouts; and

•	encourages executives to consider how short-term actions will contribute to long-term success.

The HRCC and the Board regularly review and evaluate potential risks to the Corporation resulting from the design of the Corporation’s executive compensation program. Some of these risks include executive retention, short-term risky behaviours and unexpected payouts that are not aligned with performance. Neither the HRCC nor the Board has identified any potential risks associated with the compensation policies or practices of the Corporation that would reasonably be likely to have a material adverse effect on the Corporation. Some specific risk-mitigating and good governance design features of the 2014 executive compensation program include:

Area of Focus		Executive Compensation Design Features
Program Design	•	Majority of the NEO total compensation is performance-based and “at risk” with an average performance portion of total compensation for the last three years of [TBD]% of total compensation;

	•	Cash and equity awards are 100% performance-based and earned, not guaranteed with significant vesting periods to ensure that executive interests are aligned with shareholders over a long term.

	•	Isolates (as much as possible) for the impact of commodity prices through relative performance metrics and applies budgeted commodity prices rather than allowing for the influence of actual prices.

	•	Short-term and long-term incentive formula factors are capped to avoid excessive or extreme compensation awards.

	•	HRCC retains discretion to adjust the compensation of an executive, as it deems appropriate, to ensure that pay outcomes match actual performance outcomes. Both the STIP and LTIP frameworks are intended to serve only as guidelines for the Committee.

	•	Performance objectives and related compensation outcomes are pre-defined

STIP	•	Includes multiple layers of performance measurement including corporate, operational, HSS and individual performance goals.

	•	Challenging performance targets are pre-defined in conjunction with the annual budgeting process and based on actual past performance.

	•	The STIP design incorporates risk mitigating performance measures such as absolute Return on Capital Employed (“ROCE”) and relative Total Shareholder Return (“TSR”) measures and performance targets;

	•	The impact of gold commodity prices are neutralized through use of relative TSR performance (1-year and 3-year) against the S&P Global Gold Index and using a budgeted gold price to set operating goals.

	•	Reserve increases resulting solely from gold price increases are not included in the reserve calculation for incentive awards.

LTIP	•	Grant levels are determined based on specific measures included in the STIP; the HRCC uses the STIP outcomes and overall performance as a guideline to determine LTIP grant levels.

	•	LTIP vehicles including Performance-based Restricted Share Units (“PRSUs”) and performance-based stock options have performance cycles of 3-years and up to 7-years, respectively.

	•	Annual grants with staggered and overlapping vesting schedules (PRSUs cliff vest after 35 months and stock options vest over 5-years) ensure executives continually focus on future value creation.

Additional Governance	•	Potential awards under the STIP and LTIP are regularly “stress-tested” to avoid unintended behaviours and compensation outcomes.

	•	Clawback Policy provision is included in the executive compensation plan for incentive compensation granted and/or settled, where the underlying performance for such grant / award is subsequently unfounded (e.g., upon a material earnings restatement).

	•	Share ownership guidelines for executives that must be maintained through their tenure.

	•	An advisory vote on the Corporation’s approach to executive compensation (“Say on Pay”) which has received positive support since adoption.

•	An Anti-hedging Policy that prohibits executives and directors from hedging against a decrease in the market value of the Corporation’s equity securities.

•	the HRCC meets in-camera after each meeting for additional compensation discussions;

•	Retention of an independent advisor by the HRCC to provide external perspective on market changes and best practices related to compensation design, governance and compensation risk management.

Anti-hedging Policy

To further align the interests of executives and directors with the creation and protection of short-term and long-term value for shareholders, the Corporation prohibits officers and directors from engaging in hedging against a decrease in the market value of IAMGOLD’s equity securities.

Management’s Role in Compensation Decision-Making

As part of the annual compensation cycle, the President & CEO recommends corporate, operational, HSS and individual objectives for each executive. Objectives are consistent with the Board-approved annual budget and corporate strategy. Based upon the President & CEO’s year-end assessment of performance, policy guidelines, competitive benchmark data and industry practice, the President & CEO provides to the HRCC recommendations with respect to executive base salary increases, short-term cash incentives, and long-term equity incentives.

At the beginning of each year the President & CEO provides the HRCC with a draft of his individual objectives. These objectives are finalized after feedback is received from the HRCC and the Board. At the end of the year, the HRCC reviews CEO performance against these individual objectives and overall corporate performance. Compensation recommendations are then made to the Board for approval. The SVP Corporate Affairs, HSS, & People assists the CEO with compensation recommendations regarding the executives. Other executives are not typically involved in any compensation-related decisions with respect to executives (including NEOs).

Management also collects and summarizes competitive compensation data and company financial and market performance data for the HRCC’s consideration in its decision making. The specific comparator group against which compensation practices are assessed is described further under “Pay Peer Group”.

Compensation Consultants

The HRCC from time to time retains compensation consultants to provide expert, independent advice regarding compensation policy and decisions. The consultants provide support to the HRCC and act only on instructions provided or approved by the HRCC Chair. The consultant does not perform work other than work pre-approved in writing by the HRCC Chair. HRCC decisions and recommendations to the Board are its responsibility and may reflect factors and considerations other than the information and recommendations provided by compensation consultants.

Towers Watson has been retained since 2011 for services related to executive compensation, reporting directly to the HRCC. In 2014, Towers Watson provided support to the HRCC as follows:

•	reviewed HRCC materials prepared by management and attended HRCC meetings;

•	assisted with a shareholder request to increase the number of common shares issuable from treasury pursuant to the Share Incentive Plan;

•	reviewed executive compensation disclosure;

•	reviewed the short-term incentive plan design; and

•	reviewed competitive total direct compensation levels for peer group provided by management;

The HRCC reviewed and ensured the independence of Towers Watson in connection with the advice provided. The table below summarizes fees billed by Towers Watson over the past two years in respect of executive compensation and non-executive compensation consulting services:

2013			2014
Executive Compensation	Non-Executive Compensation	TOTAL	Executive Compensation	Non-Executive Compensation	TOTAL
$172,596	$150,911(1)	$323,507	$97,693	—	$97,693

1.	The non-executive compensation consulting services related to administering the Corporation’s employee satisfaction survey which is generally conducted every other year. The executive compensation advisors were not involved in any way with employee satisfaction survey.

Executive Share Ownership

To further align the interests of executives and our shareholders, in 2010, the Corporation implemented Share Ownership Guidelines for its executives. Ownership levels can be achieved through the accumulation of Common Shares and vested and unvested share units. Share ownership guidelines suggest ownership to be achieved within three years of joining the Corporation or appointment to the relevant executive level.

Current share ownership guidelines include the following, by executive level. As of December 31, 2014, all NEOs have achieved and exceeded their share ownership guideline.

Executive Position / Level	Share Ownership Guideline (Number of Shares)
President & CEO	125,000
Executive Vice President	48,000
Senior Vice President	30,000
Vice President	20,000

Compensation Program Design

Annually, the Corporation conducts a review of its compensation practices and plan designs. As a result of the review for the 2014 plan, updates to the STIP design were as follows:

•	enhanced focus on cost management, cash preservation, and disciplined capital management;

•	added a free cash flow metric to the Corporate Performance factor;

•	redefined metrics for gold production, cash costs, sustaining capital, and working capital included in Operating Performance factor;

•	promoted Health, Safety and Sustainability from a sub-metric of Operating Performance to its own primary performance factor, similar to Corporate and Operating Performance;

•	modified the relative TSR metric such that negative absolute TSR performance, regardless of relative performance receives a “0” score (unless determined otherwise at the discretion of the HRCC);

•	redefined Individual Performance with focus on leadership performance, game changing initiatives, general and administrative cost management, and other individual objectives; and

•	modified the Corporation’s pay peer group to meet specific criteria including industry, size (as measured by revenue and market capitalization), and complexity as a Canadian publicly-traded corporation with international operations. As a result, First Quantum was removed, and B2Gold was added to the peer group.

Looking ahead to 2015, the Corporation made further changes to the STIP design in conjunction with the Corporation’s updated strategic plan and the 2015 budget:

•	clarified the definitions of performance measures.

•	the relative TSR component of Corporate Performance will be based on 1-year relative performance rather than 1-year and 3-year relative performance.

•	free cash flow has a higher weighting and is assessed on an absolute basis against budget without adjustment for gold price. This reflects the high importance attached to this metric in the current price environment and to ensure timely response of management to changes in the environment the ROCE metric will be removed from Corporate Performance placing greater weight on free cash flow.

Pay Peer Group

To assist with compensation decisions each year, the HRCC reviews market data to assess the competitiveness of total compensation (base salary, short-term and long-term incentives) for executives (including NEOs). The market data is used as a reference point only and the HRCC does not target a specific competitive position of the comparator group to set NEO compensation levels.

When developing comparator groups, the Corporation considers organizations that are similar in size and scope of operations and are representative of the market within which the Corporation competes for senior executive talent. When selecting comparators, the Corporation applies the following criteria:

•	Industry: gold, diversified metals & mining and precious metals & minerals;

•	Geography: headquartered in Canada with international operations;

•	Corporate structure: publicly-traded on the TSX; and

•	Similar size: revenue greater than $100 million and market capitalization between $750 million and $10 billion.

In 2014, the HRCC approved a comparator group for senior executives, comprised of the following 10 Canadian organizations:

Alamos Gold	Kinross Gold Corp.
Agnico Eagle Mines Ltd.	Lundin Mining Corporation
B2 Gold Corp. (new 2014)	New Gold Inc.
Centerra Gold Corp.	Pan American Silver Corp.
Eldorado Gold Corp.	Yamana Gold Inc.

Percentile	Scope Information ($Millions) (1)
	Market Capitalization		Revenue
	Dec. 31, 2013	Dec. 31, 2012	FYE 2013	FYE 2012
25th Percentile	$1,601	$2,178	$724	$576
50th Percentile	$2,743	$4,114	$940	$857
75th Percentile	$4,974	$9,601	$1,795	$2,016
Average	$3,289	$5,876	$1,327	$1,336

IAMGOLD Corp.	$1,330	$4,288	$1,007	$1,665

1.	As reported by Standard & Poor’s Capital IQ, $CAD.

For additional market comparisons, industry surveys from Mercer, and Towers Watson were also reviewed as a general indicator of competitive compensation levels (no specific peer groups were used in this survey data).

Components of Executive Compensation

Total compensation for executives (including NEOs) is comprised of the following four elements, all designed to align the interests of executives and shareholders with the long-term creation and preservation of shareholder value.

Pay Element	Type	Description	Purpose
Base Salary	Fixed

Base salary levels for NEOs and executives reflect:

•        scope, complexity and responsibility of the role of the executive;

•        competitiveness with salary levels for similar positions at companies included in market comparator groups; and

•        executive’s experience and sustained performance level.

Comparative market analysis and individual performance assessments occur annually to ensure compensation remains competitive, resulting in periodic base salary adjustments, when necessary.

Provide competitive compensation Recognize skills and experience Attract and retain key talent

STIP	Performance based Variable At risk

All executives participate in the STIP whereby awards are based on achievement of corporate, operational, HSS and individual objectives.

•        A target STIP level is set as a percentage of base salary. While consideration is given to practices within the market comparator group in setting these percentages, the market data are used as a reference point only.

•        Award levels range from 0x to a maximum (payout cap) of 2x target depending on performance achieved.

The STIP directly links executive performance to the accomplishment of key performance indicators of the Corporation that drive shareholder value. Performance measures are selected based on their relationship to immediate objectives and long-term value creation.

Motivate the achievement of annual goals and objectives Reward performance that supports the creation of long-term shareholder value Provide competitive compensation Attract and retain key talent

Pay Element	Type	Description	Purpose

LTIP	Performance based Variable At risk

Equity mix is targeted at 50% stock options and 50% PRSUs.

LTIP grant values are based on the performance of the Corporation and the individual executive consistent with the performance criteria used to determine STIP awards.

In general, the total LTIP grant is targeted to have a compensation value in the range of 0% to 300% of an executive’s STIP award. Actual LTIP grants are determined at the discretion of the Board based on HRCC recommendations. The HRCC also considers the value of previous equity awards, share ownership levels, total equity granted as a percentage of the outstanding common shares of the Corporation, the price of current options, and other factors the HRCC and Board may consider appropriate.

Motivate the achievement of longer-term goals and objectives

Reward performance that is aligned with the creation of long-term shareholder value

Provide competitive compensation

Attract and retain key talent

Benefits & Perquisites	Fixed

Executives participate in the same benefits provided to all employees including health and life insurance benefits, a defined contribution pension plan and a share purchase plan. Select NEOs receive a parking perquisite as part of their employment agreements.

In addition, the President & CEO receives a Toronto residential apartment subsidy at net neutral cost. At present, due to a demanding travel schedule he occupies the apartment 20% – 25% of the time.

Provide competitive compensation Attract and retain key talent

Compensation Decisions Related to 2014 Performance

2014 Total Direct Compensation Decisions

The following section provides a detailed discussion of the decisions made to determine each NEO’s total direct compensation (“TDC”) for 2014, including the following compensation elements:

2014 Base Salary

Due to sustained challenging market conditions, and IAMGOLD’s financial performance below expectations, the HRCC accepted management’s recommendation to forego base salary increases for executives, including the NEOs for 2014 and 2015. The exception was for Mr. MacDougall and Mr. Snow who received a 2015 base salary increase to recognize greater levels of responsibility resulting from the consolidation of other executive roles into their respective responsibilities and/or to ensure relative alignment.

Named Executive	2014		2015
	Base Salary	Increase from 2013	Base Salary	Increase from 2013
Stephen J.J. Letwin President & CEO	$881,450	0%	$881,450	0%
Gordon Stothart EVP & COO	$538,647	0%	$538,647	0%
Carol Banducci EVP & CFO	$453,851	0%	$453,851	0%
Jeffery Snow SVP, Legal	$352,565	0%	$400,000	13%

Craig MacDougall SVP, Exploration	$336,375	0%	$360,000	7%

2014 Short-term Incentive Plan

The formula below provides a starting point for the HRCC to determine short-term incentive plan (STIP) payouts. Target levels of performance on these criteria are established as guidelines and are not applied as an absolute formula. The HRCC believes that fixed formulas may lead to an unwanted payout result that does not accurately reflect actual performance when viewed holistically; as a result, the experienced discretion of the Board should be the ultimate determinant of final, overall compensation within the context of those pre-determined guidelines.

Corporate Performance		Operating Performance

35%	Free cash flow vs. target	25%	Production vs. target
35%	ROCE vs. target	25%	Cash cost vs. target
15%	1-year relative TSR (vs. S&P/TSX Global Gold Index)	20%	Sustaining capital vs. target
15%	3-year relative TSR (vs. S&P/TSX Global Gold Index)	20%	Reserve replacement vs. target
		10%	Working capital vs. target

Health, Safety and Sustainability (HSS) Performance		Individual Multiplier

50%	Health & Safety	Varies for each NEO
50%	Sustainability

Performance Criteria and Weightings

The nature of an executive’s role and responsibilities determines the performance factors and respective weights used to assess short-term performance. The STIP targets, performance factors, and weights assigned by the Board for each NEO in 2014 were as follows:

Named Executive Officer	STIP Target (% of Base Salary)	Corporate Performance Weight	Operating Performance Weight	HSS Performance Weight
Stephen J.J. Letwin President and CEO	125%	45%	45%	10%
Gordon Stothart EVP & COO	85%	25%	65%	10%
Carol Banducci EVP & CFO	75%	50%	45%	5%
Jeffery Snow SVP, Legal	50%	50%	45%	5%
Craig MacDougall SVP, Exploration	65%	25%	65%	10%

All performance measures used to determine STIP payments for NEOs are as disclosed below. Some measures are not consistent with generally accepted accounting principles (“non-GAAP”). The HRCC believes that the adjusted measures provide a better reflection of annual performance for purposes of STIP compensation – a description of each non-GAAP measure is disclosed in the footnotes below. Performance outcomes relative to pre-defined targets are determined at the end of the year and subject to HRCC discretion. For 2014 the HRCC did not use its discretion to adjust the STIP awards up or down.

Short-term Incentive Plan – Corporate, Operating, and HSS Performance Targets and 2014 Outcomes

Performance Category	Performance Measures	Weight	Performance Range			2014 Performance	2014 Score
			Threshold	Target	Maximum
Corporate Performance	Relative TSR[1] -1 year	15%	75% of Index	125% of S&P/TSX Global Gold Index	200% of Index	Below Threshold	0 (out of 2.0)
	Relative TSR[1] -3 years	15%	75% of Index	125% of S&P/TSX Global Gold Index	200% of Index	Below Threshold	0 (out of 2.0)
	ROCE[2]	35%	80% of target	3.10%	150% of target	Below Threshold	0 (out of 1.5)
	Free Cash Flow[3]	35%	70% of target	$-87M	170% of target	Above Maximum	1.5 (out of 1.5)
Overall Corporate Score							0.525
Operating Performance	Production[4] -Gold	21.25%	95% of target	875,000oz	105% of target	Achieved Threshold	0.5 (out of 1.5)
	Production[4] -Niobium	3.75%	90% of target	4.9Mkg	110% of target	Above Maximum	1.5 (out of 1.5)
	Cash Cost[5] -Gold	21.25%	90% of target	$850/oz	110% of target	At Target	1.0 (out of 1.5)
	Cash Cost[5] -Niobium	3.75%	90% of target	$16/kg	110% of target	Above Maximum	1.5 (out of 1.5)
	Sustaining Capital[6]	20%	90% of target	$240M	110% of target	Above Maximum	1.5 (out of 1.5)
	Working Capital[7]	10%	10% of target	10% improvement	150% of target	Above Maximum	1.5 (out of 1.5)
	Reserve Replacement[8]	20%	50% of Target	852,000oz	150% of Target	Below Threshold	0 (out of 1.5)
Overall Operating Performance Score							0.8813
Health Safety and Sustainability	Health & Safety[9]	50%	DART of 1.1	DART of 1.0	DART of 0.5	Achieved Threshold	1.25 (out of 1.5)
	Sustainability[10]	50%	One level 5 community incident	No level 4 or 5 environment or community incidents	Top 10 external sustainability ranking	Achieved maximum	1.5 (out of 1.5)

Overall Health Safety and Sustainability							1.375

1.	Total Shareholder Return (“TSR”): To reduce the impact of any extraordinarily positive or negative year due to a non-recurring event, TSR is considered equally in terms of TSR over 1-year (25% weighting) and 3-year (25% weighting) periods. Furthermore, to offset the effect of gold price fluctuation on the Corporation’s return, TSR is assessed relatively against the S&P/TSX Global Gold Index.
2.	Return on Capital Employed (“ROCE”): ROCE is defined as earnings before interest and tax (EBIT) divided by total assets less current liabilities and is compared to the budget ROCE of the Corporation adjusted for actual gold price fluctuation.
3.	Free Cash Flow is the cash flow generated from operations after tax, less annual capital expenditures.
4.	Production reflects the actual production of gold and niobium relative to their respective budgets.
5.	Cash Cost includes mine site operating costs but are exclusive of depreciation, reclamation, capital, and exploration and development costs. Cash cost for Niobium refers to operating margin.

6.	Sustaining Capital refers to capital required to maintain production rates at each of the mines sites and excludes developmental capital
7.	Working Capital takes into account operating current assets and current liabilities.
8.	Reserve replacement takes into account only the mines that are currently operating and does not account for the contribution of exploration or development projects, new projects or acquisitions or the impact of increases in gold price alone. Performance is measured based on the amount of ounces reserved, as a percentage of target.
9.	Health and Safety score is based, among other related components, on the severity and frequency of disabling incidents during the year, noting that a fatality may result in a zero score. Safety is based on the Corporation’s current objective of a 10% reduction in Days Away, Restricted Duty and Transferred Duty (“DART”) for every mine pro-rated regionally and corporately or, ultimately, zero accidents. The benchmark is DART frequency per 200,000 hours.
10.	Sustainability: the sustainability factor is based on the severity of incidents and other environmental accomplishments within the given year.

Short-term Incentive Plan – Individual Performance Multiplier

Individual performance is evaluated by the HRCC, taking into consideration the accomplishment of the functional goals established by the President & CEO and approved by the HRCC and an assessment of each executive’s performance in the areas of leadership, teamwork, game changing innovation, general and administrative cost management, and other individual objectives for the year. Individual performance modifies the total performance score by a factor of 0 to 1.5. Individual performance goals for each executive for 2014 were set by the HRCC and are dependent on the particular position held by the executive. For 2014, individual performance scores ranged between 1.0 and 1.3.

NEO	2014 Individual Performance Objectives	2014 Score

Stephen J.J. Letwin President & CEO	• Promote and uphold Safety and Zero harm practices • Attract, develop and retain the best people • Optimize production with a focus on producing profit • Ensure cost containment/reduction, disciplined capital spending and cash preservation are instilled in the company’s culture • Optimize asset portfolio with strict focus on economic returns • Pursue opportunities to increase reserves and resources • Evaluate and establish scalable organization structure staffed with high performing and accountable talent • Develop and solidify credibility with external and internal stakeholders	1.0

Gordon Stothart EVP & COO	• Zero fatalities, decrease serious injury and total injury frequency by 10% • Complete 100% of safety leading indicators • Ensure adherence with IAMGOLD’s Compliance and Governance Framework • Develop IAMGOLD leadership capability • Drive improvement of business systems • Achieve cash cost goal for existing operations • Implement operations and project development succession plans	1.0

Carol Banducci EVP & CFO	• Promote and uphold Safety and Zero harm practices • Lead and complete the sale of Niobec • Ensure adherence with IAMGOLD’s Compliance and Governance framework • Execute long-term capital structure in support of project development • Implement company-wide working capital initiative to monetize levels of operational working capital • Capital management monitoring and reporting • Develop and implement tax efficient strategies and structures for projects	1.3

Jeffery Snow SVP, Legal	• Successfully defend or settle litigation matters • Complete Niobec sale • Successfully defend arbitration proceedings	1.3

Craig MacDougall, SVP, Exploration	• Ensure zero fatalities, and no serious injuries • Ensure adherence with IAMGOLD’s Compliance and Governance framework • Make an economic discovery on one or more projects • Add to the company’s resource inventory • Build leadership and management capabilities	1.0

2014 Short-term Incentive Plan Individual Award Determinations

Based on 2014 performance, the following chart illustrates the calculation of the actual performance result and award for each NEO:

1.	For 2014, in recognition of sustained challenging market conditions and the Corporation’s financial performance below expectations, Mr. Letwin advised the HRCC that in his opinion a STIP award was not appropriate and accordingly the Board agreed to forfeit his STI award earned. In addition the Board approved a grant date fair value of LTIP for 2014, including PRSUs and stock options that was below target, similar to the grant date fair value of the previous year’s LTIP grant.

Long-term Incentive Plan Grant Determinations

The size of annual LTIP grants is not fixed but rather varies based on past performance against specific targets as outlined under the discussion of STIP awards. The LTIP grant size generally ranges from 100% to 300% of the STIP awarded to each NEO, whereby awards are provided below 200% in poor performing years and above 200% in high performing years. Actual awards are determined following completion of the financial year, once audited corporate results are available and individual performance is assessed.

For 2014, the value of LTIP grants were between 77% and 137% of the STIP awarded to each NEO, delivered in stock options and PRSUs, with a target mix of 50% and 50%, respectively.

Stock Options

As part of the Share Incentive Plan, the Share Option Plan provides for the grant of non-transferable options to purchase common shares of the Corporation. Consistent with the plan, stock options granted in 2014 vest equally (20%) over five years following the date of grant and expire after seven years from the date of grant.

Performance-based Restricted Share Units

The Share Incentive Plan also provides for the grants of PRSUs. The grant date value and number of PRSUs granted is determined based on past performance, as described above. PRSUs will cliff vest (100%) at the end of 35 months following the date of grant.

Performance Graph

The following graph compares the cumulative total return for Cdn$100 invested in IAMGOLD Common Shares on the Toronto Stock Exchange on December 31, 2009 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index (formerly, the S&P/TSX Capped Gold Index) for the five most recently completed financial years.

IAMGOLD Cumulative Value of Cdn. $100 Investment

vs. Relevant Market Indices

From December 31, 2009 to December 31, 2014

To evaluate the trend in IAMGOLD’s compensation compared to the Corporation’s absolute and relative performance, the graph below illustrates total annual compensation awarded to Mr. Letwin since appointment as CEO for fiscal years 2010 through 2014, as well as NEOs (including CEO) on the same basis as disclosed in the “Summary Compensation Table” (i.e., salary + short-term incentive paid + grant date fair value of long-term incentives + compensatory change in pension value + all other compensation).

Overall, the change in total CEO and NEO compensation over the past 5 years is aligned with the performance of IAMGOLD’s share price and total shareholder return.

Change in CEO and NEO Total Compensation

vs. IAMGOLD Cumulative Value of Cdn. $100 Investment

Since Appointment of Mr. Letwin as CEO

From December 31, 2010 to December 31, 2014

SUMMARY COMPENSATION TABLE

The following table sets out total compensation for the NEOs in the most recently completed financial year as well as two previous financial years, to the extent the NEO was employed with the Corporation during that period.

Name and Principal Position (1)	Year	Salary ($)	Share Based Awards (2) ($)	Option Based Awards (3) ($)	Non Equity Incentives		Pension Value (5) ($)	All Other Comp. (6) ($)	Total Comp. ($)
					Annual Incentive Plans (4)(6) ($)	Long-term Incentive Plans ($)
Stephen J.J. Letwin (7)	2014	881,450	707,500	450,127	—	—	24,930	118,940	2,182,947
President and CEO	2013	881,450	519,450	719,212	606,383	—	24,270	118,452	2,869,217
	2012	850,000	395,100	816,663	671,500	—	23,820	132,581	2,889,664

Gordon Stothart	2014	538,647	155,650	141,468	385,324	—	24,861	20,679	1,266,629
EVP and COO	2013	539,417	307,850	158,227	232,130	—	26,088	20,228	1,283,940
	2012	520,431	158,040	244,999	269,844	—	22,002	19,487	1,234,803

Carol Banducci	2014	453,851	155,650	141,468	322,070	—	22,693	23,019	1,118,751
EVP and CFO	2013	454,497	307,850	158,227	204,335	—	22,659	23,501	1,171,069
	2012	436,815	158,040	244,999	239,157	—	21,551	21,535	1,122,097

Craig MacDougall (8)	2014	336,375	118,860	90,025	184,009	—	14,246	12,614	756,129
SVP, Exploration	2013	336,375	224,940	100,690	166,213	—	13,869	12,614	854,701
	2012	278,923	172,440	527,685	106,424	—	13,611	5,942	1,105,025

Jeffery Snow	2014	352,565	82,070	70,734	166,796	—	19,391	19,221	710,777
SVP, Legal	2013	353,069	157,530	79,113	112,856	—	19,277	19,217	741,062
	2012	340,138	79,020	163,333	113,434	—	18,051	18,414	732,390

Notes to the Summary Compensation Table:

1.	All Named Executive Officers receive their compensation in Canadian Dollars.
2.	Represents grant date value of awards under the Deferred Share Plan and Share Bonus Plan. The Compensation Committee grant decisions were based on granting a number of share awards. The grant date value of the RSU and PSU awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the date of grant, assuming 100% vesting. The accounting fair values of the RSU grants are calculated using the Black-Scholes model. The accounting fair value of the 2014 RSUs is $2.83 per share using the following assumptions: volatility – 62%, dividend yield – 0%, interest rate – 0.44% expected life – 2.9 years and market price of $2.83 on the date of grant. The accounting fair values of the PSU grants are calculated using the Monte-Carlo model. The accounting fair value of the 2013 PSUs is $6.03 per share using the following assumptions: volatility – 44%, interest rate – 1.19%, expected life – 2.9 years and market price of $7.57 on the date of grant. The accounting fair value of the 2012 PSUs is $10.44 per share using the following assumptions: volatility – 42%, interest rate – 1.36%, expected life – 2.9 years and market price of $13.17 on the date of grant. The accounting fair value for the additional grant for Mr. MacDougall is $8.69 per share using the following assumptions: volatility – 42%, interest rate – 1.16%, expected life – 2.4 years and market price of $11.18 on the date of grant.
3.	Option values reflect the accounting fair value on the date of grant. The accounting fair value of the 2014 Options is $1.29, calculated using a Black-Scholes model and the following assumptions: volatility – 55%, dividend yield – 0%, interest rate – 0.73%, expected life – 5 years and exercise price of $2.99 based on IAMGOLD’s market share price on the Toronto Stock Exchange on the date of grant of $2.83. The 2013 accounting fair value of an Option is $1.44 per share. The accounting fair value of the 2013 Options is $1.44, calculated using a Black-Scholes model and the following assumptions: volatility – 50%, dividend yield – 3.23%, interest rate – 1.65%, expected life – 5 years and exercise price of $4.38 based on IAMGOLD’s market share price on the Toronto Stock Exchange on the date of grant of $4.29. The 2012 Option grants have been valued using the accounting fair value of $2.33 per share, calculated using a Black-Scholes model and the following assumptions: volatility – 46%, dividend yield – 3.35%, interest rate – 1.32%, expected life – 5 years and exercise price of $7.68 based on IAMGOLD’s market share price on the Toronto Stock Exchange on the date of grant of $7.65.
4.	STI and LTI reflect compensation paid in respect to each year.
5.	Values in pension column represent employer contributions to the Defined Contribution pension plan.
6.	All other compensation includes employer contributions to the Share Purchase Plan, and perquisites. For Mr. Letwin contributions to the Share Purchase Plan are $33,054 and the perquisite is a housing allowance of $85,886.
7.	For 2012 and 2013, 100% of the STI award earned was received in the form of RSUs. The Board made its decision in consideration of a number of factors, including Mr. Letwin’s request to receive his STI award in RSUs. For 2014, in recognition of sustained challenging market conditions and the Corporation’s financial performance below expectations, Mr. Letwin and the Board agreed to forfeit his STI award earned. In addition the Board approved a grant date fair value of LTIP for 2014, including PRSUs and stock options that was below target, similar to the grant date fair value of the previous year’s LTIP grant.

8.	Craig MacDougall’s 2012 option grant value is calculated using a Black-Scholes model. His hire grant has been valued using the accounting fair value of $ 5.18 per share based on the following assumptions: volatility – 46%, dividend yield – 1.65%, interest rate – 1.43%, expected life – 5 years and exercise price of $15.40 based on IAMGOLD’s market share price on the Toronto Stock Exchange on the date of grant of $14.96. His promotion grant has been valued using the accounting fair value of $4.94 per share based on the following assumptions: volatility – 45%, dividend yield – 1.70%, interest rate – 1.42%, expected life – 5 years and exercise price of $14.24 based on IAMGOLD’s market share price on the Toronto Stock Exchange on the date of grant of $14.24.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The following table sets out for the NEOs all option-based and share-based awards outstanding as at the end of the Corporation’s most recently completed financial year.

	Option – Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price	Option Expiry Date	Value of unexercised in-the-money options (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (1) (2)	Market or payout value of shares that have vested and not paid out or distributed
Stephen J.J. Letwin	150,000	$17.98	10-11-2017	—	308,450	$968,533
	150,000	$18.65	16-05-2018	—	30,000	$0
	325,000	$13.28	01-04-2019	—
	350,000	$7.68	26-02-2020	—
	500,000	$4.38	25-02-2021	—
Total	1,475,000			—	338,450	$968,533	—

Carol Banducci	63,950	$13.80	24-03-2015	—	55,000	$172,700
	60,267	$18.65	16-05-2018	—	12,000	$0
	85,000	$13.28	01-04-2019	—
	105,000	$7.68	26-02-2020	—
	110,000	$4.38	25-02-2021	—
Total	424,217			$0	67,000	$172,700	—

Gordon Stothart	83,250	$13.80	24-03-2015	—	61,500	$193,110
	60,267	$18.65	16-05-2018	—	12,000	$0
	85,000	$13.28	01-04-2019	—
	105,000	$7.68	26-02-2020	—
	110,000	$4.38	25-02-2021	—
Total	443,517			$0	73,500	$193,110	—

Craig MacDougall	35,000	$15.40	28-02-2019	—	42,000	$131,880
	30,000	$14.24	13-09-2019	—	14,000	$0
	85,000	$7.68	26-02-2020	—
	70,000	$4.38	25-02-2021	—
Total	220,000			$0	56,000	$131,880	—

Jeffery Snow	5,000	$13.80	24-03-2015	—	29,000	$91,060
	27,816	$18.65	16-05-2018	—	6,000	$0
	40,000	$13.28	01-04-2019	—
	70,000	$7.68	26-02-2020	—
	55,000	$4.38	25-02-2021	—
Total	197,816			$0	35,000	$91,060	—

1.	The value of the option-based awards and share-based awards is calculated in Canadian dollars using a closing market price on the Toronto Stock Exchange of $3.14 as of December 31, 2014.
2.	The PSUs outstanding at December 31, 2014 have a payout value of $0, as the performance conditions are known to have not been met as of this date. The PSUs vest in February of the following year.

Value of Vested or Earned Awards During the Year

Name	Option-Based awards - Value vested during the year	Share-Based awards - Value vested during the year	Non-equity incentive plan compensation - Value earned during the year (1)
Stephen J.J. Letwin (2)	$0	$0	$0
Gordon Stothart	$0	$0	$385,324
Carol Banducci	$0	$0	$322,070
Craig MacDougall	$0	$0	$184,009
Jeffery Snow	$0	$0	$166,796

1.	Non-Equity Incentive Plan compensation includes the amount of the annual performance bonus awards earned by our NEOS for the noted year, as paid in the following year.
2.	For 2014, in recognition of sustained challenging market conditions and the Corporation’s financial performance below expectations, Mr. Letwin and the Board agreed to forfeit his STI award earned.

PENSION PLAN BENEFITS

Defined Contribution Plan

The Corporation has a defined contribution pension plan that is generally available to all salaried employees (the “Plan”). Executives participate on an equal basis with salaried employees in the terms, conditions, rights and benefits under the Plan. Notwithstanding any contribution made to the Plan by the executive, each receives a contribution from the Corporation to the Plan of at least 5% of base salary. If a contribution is made to the Plan by the executive, for any contribution made that is less than 6% of base salary, the Corporation will contribute the minimum 5% of base salary plus half of the employee contribution. If an executive contributes 6% or more of base salary, the Corporation will contribute 8% of base salary. Contributions do not exceed the income tax limit on deductible contributions. Contributions are made as deposits at Great West-London Life and are invested following the investment instructions provided by the executive.

Name	Accumulated value at start of year (1)	Compensatory	Non- Compensatory (1)	Accumulated value at year end
Stephen J. J. Letwin	$79,775	$24,930	$7,949	$112,654
Gordon Stothart	$148,278	$24,861	$11,760	$184,899
Carol Banducci	$181,718	$22,693	$18,668	$223,079
Craig MacDougall	$52,666	$14,246	$16,111	$83,023
Jeffery Snow	$112,185	$19,391	$17,611	$149,187

1.	Non-compensatory amounts in the above table include NEO contributions and investment returns during 2014.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into executive employment agreements with the NEOs (the “Employment Agreements”). The Employment Agreements describe the terms and conditions under which the NEOs have been retained, their remuneration as well as the circumstances under which their employment may be terminated or deemed to terminate and the compensation, if any, payable further to a termination.

Termination Without Cause: Upon a termination of their employment with the Corporation on a without cause basis, the following are the severance entitlements of each of the NEOS under the Employment Agreements. A constructive termination or dismissal is treated as a termination without cause.

Stephen J.J. Letwin: Either 24 months of working notice or, in lieu of all or part of such working notice, continuation of payment of base salary for 24 months and two times (2x) the average STIP compensation paid for the preceding two fiscal years. Such payments cease and STIP compensation is pro-rated upon obtaining new employment. Benefits continue for 24 months, subject to the terms of the benefit plans. Only options vested remain exercisable for 60 days.

Gordon Stothart: Continuation of payment of base salary for 24 months or payments may be received as a lump sum. Benefits continue for 24 months, subject to the terms of the benefit plans. All options vest and remain exercisable for 60 days.

Carol Banducci: Continuation of payment of base salary for 24 months and the average STIP compensation paid for the preceding two fiscal years or such payments may be received as a lump sum. Benefits either continue for 24 months, subject to the terms of the benefit plans and obtaining replacement benefits through new employment or, in lieu of benefits, a lump sum payment of not less than 20% of base salary for 24 months. All options and restricted share units vest and options remain exercisable for 60 days.

Craig MacDougall: Either 24 months of working notice or, in lieu of all or part of such working notice, continuation of payment of base salary for 24 months and the average STIP compensation paid for the preceding two fiscal years. Benefits continue for 24 months, subject to the terms of the benefit plans. Only options vested remain exercisable for 60 days.

Jeffery Snow: Continuation of payment of base salary for 24 months and the STIP compensation paid for the preceding two fiscal years or such payments may be received as a lump sum. Benefits continue for 24 months, subject to the terms of the benefit plans and obtaining replacement benefits through new employment. All options vest and remain exercisable for 60 days.

Change of Control: Upon a change of control of the Corporation, the following are the severance entitlements of each of the NEOs under the Employment Agreements. A “change of control” occurs where 40% or more of the votes attached to the securities of the Corporation are acquired and such votes are exercised so as to result in the election of a majority of directors of the Corporation who were not directors immediately prior to the acquisition of such securities. Severance is not payable upon the mere change of control. Severance would only be payable if, within 12 months of the change of control, a NEO’s employment was further terminated without cause or the NEO was constructively dismissed. That is, Employment Agreements are “double triggered”.

Stephen J.J. Letwin: A lump sum equal to the payments he is entitled to in the case of a termination without cause. Benefits continue for 24 months, subject to the terms of the benefit plans. Upon acceptance by the Board of a change of control transaction, all equity-based awards vest and remain exercisable for 60 days following such acceptance.

Gordon Stothart: If not waived within 60 days of the change of control, a lump sum equal to two times (2x) base salary. Benefits continue for 24 months, subject to the terms of the benefit plans. All equity-based awards vest and remain exercisable for 60 days.

Carol Banducci: A lump sum equal to the payments she is entitled to in the case of a termination without cause. Benefits either continue for 24 months, subject to the terms of the benefit plans and obtaining replacement benefits through new employment or, in lieu of benefits, a lump sum payment of not less than 20% of base salary for 24 months. Upon acceptance by the Board of a change of control transaction, all equity-based awards vest and remain exercisable for 60 days following such acceptance.

Craig MacDougall: Continuation of payments he is entitled to in the case of a termination without cause. Benefits continue for 24 months, subject to the terms of the benefit plans. Upon acceptance by the Board of a change of control transaction, all equity-based awards vest and remain exercisable for 60 days following such acceptance.

Jeffery Snow: A lump sum equal to the payments he is entitled to in the case of a termination without cause. Benefits continue for 24 months, subject to the terms of the benefit plans and obtaining replacement benefits through new employment. Upon acceptance by the Board of a change of control transaction, all equity-based awards vest and remain exercisable for 60 days following such acceptance.

The NEOs remain obligated after their termination to keep proprietary and confidential information of the Corporation acquired during the course of their employment with the Corporation confidential and not to use such proprietary and confidential information to the detriment of the Corporation. As well, the Named Executive Officers may not engage in any business activity in competition with the business of the Corporation during their employ and for 12 months after their employment with the Corporation has ceased, and may not solicit or attempt to retain or hire any employee of the Corporation during their employ and for 12 months after their employment with the Corporation has ceased. Given the serious and immediate harm that would be caused the Corporation if a Named Executive Officer were to breach any obligation with respect to confidential information or non-competition, the Corporation is entitled to seek injunctive relief, specific performance and other equitable relief, in addition to any remedy it may have at law.

The following table sets out the estimated incremental payments to the NEOs, individually and in the aggregate in the event of resignation, retirement, termination without cause, termination with cause and change in control, as if such event occurred on the last business day of the Corporation’s most recently completed financial year (and in the case of a change of control, assuming change of control compensation was payable). Values represent a lump sum in terms of salary and the estimated cost of benefits, and assume all equity entitlements then outstanding were exercised using the closing market price of the Corporation’s securities on the last business day of the year. Members of the HRCC are aware of and understand the long-term implications of these Employment Agreements and the limitations they impose on changing compensation.

Event	Stephen J.J. Letwin	Gordon Stothart	Carol Banducci	Craig MacDougall	Jeffery Snow
Termination without Cause
Severance	$3,269,283	$1,077,294	$1,434,107	$1,022,972	$984,782
Equity	$842,933	$0	$172,700	$37,680	$0
Benefits	$379,024	$231,618	$195,156	$144,641	$151,603

Total	$4,491,240	$1,308,912	$1,801,963	$1,205,293	$1,136,385

Change in Control
Severance	$3,269,283	$1,077,294	$1,434,107	$1,022,972	$984,782
Equity	$968,533	$193,110	$172,700	$131,880	$91,060
Benefits	$379,024	$231,618	$195,156	$144,641	$151,603

Total	$4,616,840	$1,502,022	$1,801,963	$1,299,493	$1,227,445

DIRECTOR COMPENSATION

The NCGC, as part of its mandate, and the Board consider director remuneration, in both structure and amount, relative to that of the Corporation’s peer group of companies, consistent with those used to benchmark executive compensation, and the nature and extent of the responsibilities, risks and the time commitment associated with a directorship of a large, publicly-traded, cross-listed corporation.

Mr. Pugliese, Chairman of the Board, receives an ongoing annual retainer of $325,000, half of which is required to be paid in the form of an annual grant of Common Shares until, at the very least, the Chairman of the Board’s share ownership guideline is achieved. Mr. Pugliese’s direct and indirect holdings of Common Shares were valued at $6,721,198 as of December 31, 2014, significantly above his share ownership requirements of $600,000. Common share awards vest at the end of one year from the date of grant on January 1 of each year.

Other than Messrs. Pugliese and Letwin (who, as CEO, receives no additional compensation while acting in the capacity of an executive director and whose compensation is fully reflected in the Statement of Executive Compensation, together with the other NEOs), each director receives an ongoing annual cash retainer of $70,000 and an ongoing annual equity retainer of $70,000, which is issuable in Common Shares, at a price per Common Share equal to the weighted average trading price of a Common Share for the thirty trade days preceding the date of grant, vesting one year from the date of grant on January 1 of each year (similar to the Chairman of the Board, until his share ownership requirement is met).

Other than Messrs. Pugliese and Letwin, each director also receives $2,000 for each Board meeting or Board Committee meeting attended. In addition, in recognition of additional responsibilities and time commitment, the Chairmen of the Audit and Finance Committee and the Human Resources and Compensation Committee each receive an annual cash retainer of $25,000 and the Chairmen of the Nominating and Corporate Governance Committee, the Environmental, Health and Safety Committee and the Resources and Reserves Committee each receive an annual cash retainer of $10,000.

Any director travelling in excess of four hours to attend either a Board meeting or Board Committee meeting is entitled to a travel fee of $1,750. Other than upon the initial appointment to the Board, a director is not eligible to receive stock options under the Share Incentive Plan of the Corporation. Directors no longer receive stock options.

The following table sets out all compensation payable to the Board for the Corporation’s most recently completed financial year.

Name	Fees Earned	Share-based awards (1)	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total Compensation
William D. Pugliese	$325,000	—	—	—	—	—	$325,000
John E. Caldwell	$135,000	$61,013	—	—	—	—	$196,013
Donald K. Charter	$143,000	$61,013	—	—	—	—	$204,013
W. Robert Dengler	$116,000	$61,013	—	—	—	—	$177,013
Guy G. Dufresne	$114,000	$61,013	—	—	—	—	$175,013
Mahendra Naik	$118,000	$61,013	—	—	—	—	$179,013
John T. Shaw	$126,750	$61,013	—	—	—	—	$187,763
Timothy Snider	$126,250	$61,013	—	—	—	—	$187,263
Richard J. Hall	$137,250	$61,013	—	—	—	—	$198,263

1.	The grant value of the share-based awards is calculated in Canadian dollars using the closing market price on the Toronto Stock Exchange of $3.53 as of December 31, 2013. The number of units awarded is calculated based on the weighted average trading price for the 30 trade days preceding the date of grant January 1, 2014.

Similar to the earlier disclosure provided with respect to outstanding equity entitlements of the Named Executive Officers, the following table sets out all option-based and share-based awards outstanding as at the end of the Corporation’s most recently completed financial year for the directors.

Outstanding Share-based Awards

	Share-Based Awards
Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested	Market or payout value of shares that have vested and not paid out or distributed
William D. Pugliese	—	—	—
John E. Caldwell	—	—	$54,272
Donald K. Charter	—	—	$54,272
W. Robert Dengler	—	—	$54,272
Guy G. Dufresne	—	—	$54,272
Mahendra Naik	—	—	$54,272
John T. Shaw	—	—	$54,272
Timothy Snider	—	—	$54,272
Richard J. Hall	—	—	$54,272

1.	The value of the share-based awards are calculated using IAMGOLD’s closing market price on the Toronto Stock Exchange of $3.14 as of December 31, 2014

Also similar to the earlier disclosure provided with respect to the Named Executive Officers, for the Directors, the following table sets out the value vested during the Corporation’s most recently completed financial year in respect of options or shares assuming the options were exercised upon vesting. The Directors do not participate in that non-equity incentive plan of the Named Executive Officers consisting of the short-term cash performance bonus.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based awards - Value vested during the year	Share-Based awards - Value vested during the year	Non-equity incentive plan compensation - Value earned during the year
William D. Pugliese	—	—	—
John E. Caldwell	—	$54,272	—
Donald K. Charter	—	$54,272	—
W. Robert Dengler	—	$54,272	—
Guy G. Dufresne	—	$54,272	—
Mahendra Naik	—	$54,272	—
John T. Shaw	—	$54,272	—
Timothy Snider	—	$54,272	—
Richard J. Hall	—	$54,272	—

Director Share Ownership

With a view to aligning director and stakeholder interests, the NCGC recommended, and the Board approved, director share ownership guidelines equal to $300,000 worth of shares ($600,000 for the Chairman of the Board) or a multiple of 4.3x the ongoing annual cash retainer for a director, to be achieved within the later of five years of October 1, 2011 and five years of becoming a director. More than a majority of directors have already met their share ownership requirement within the required time frame.

Given the volatility of the equity markets and that fluctuations in the market value of the Corporation’s stock are not within the control of directors, the Board has prescribed that once a director has met the share ownership requirement there is no requirement for the director to purchase additional shares should the value of the director’s holdings fall below the requirement. As to whether a director has, at any time, achieved the share ownership requirement, the higher of the purchase price or market value of shares acquired is referred to.

Directors’ and Officers’ Liability Insurance

The Corporation has directors’ and officers’ liability insurance for the benefit of the directors and officers of the Corporation which provides coverage in the aggregate of $75 million for the period from November 1, 2014 to November 1, 2015. The deductible amount on the policy is $500,000 and the total premium is $519,039.

SHARE INCENTIVE PLAN

The Corporation has established a Share Incentive Plan for the benefit of full-time and part-time employees, directors and officers of the Corporation and designated affiliated companies (and persons or companies engaged to provide ongoing management or consulting services to the foregoing), each hereinafter referred to as a “Participant. The Share Incentive Plan consists of the Share Purchase Plan, the Share Bonus Plan, the Deferred Share Plan and the Share Option Plan.

The following is a summary of the Share Incentive Plan, which is qualified in its entirety by the provisions of the Share Incentive Plan. A copy of the Share Incentive Plan is available to any shareholder, without charge, upon request to the Secretary of the Corporation. Capitalized terms used in this summary of the Share Incentive Plan have the meanings ascribed to them in the Share Incentive Plan.

Plan Maximum

There are currently 19,171,114 Common Shares (or approximately 4.90% of the issued and outstanding Common Shares) authorized for issue under the Share Incentive Plan. 7,892,140 Common Shares (or approximately 2.02% of the issued and outstanding Common Shares) are issuable pursuant to outstanding awards under the Share Incentive Plan and accordingly 11,278,974 Common Shares (or approximately 2.88% of the issued and outstanding Common Shares) are issuable from treasury pursuant to future awards under the Share Incentive Plan. The maximum number of Common Shares available for issue from treasury under the Share Incentive Plan: (a) among the Share Purchase Plan, the Share Bonus Plan and the Deferred Share Plan, including pursuant to awards outstanding thereunder on the date hereof, is 7,419,290 in the aggregate, subject to adjustment from time to time in accordance with the terms of the Share Incentive Plan; and (b) under the Share Option Plan, including pursuant to awards outstanding thereunder on the date hereof, is 11,751,824 in the aggregate, subject to adjustment from time to time in accordance with the terms of the Share Incentive Plan.

Amending Provisions

The Board may, without shareholder approval, make the following amendments to the Share Incentive Plan:

1.	any amendment of a “housekeeping” nature,

2.	any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation,

3.	any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Deferred Share Plan,

4.	other than changes to the expiration date and the exercise price of an option prohibited by the terms of the Share Incentive Plan, any amendment, with the consent of the optionee, to the terms of any option previously granted to such optionee under the Share Option Plan,

5.	any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan, the Share Bonus Plan or the Deferred Share Plan,

6.	any amendment to the provisions concerning the effect of the termination of an Optionee’s position, employment or services on such Optionee’s status under the Share Option Plan,

7.	any amendment to the categories of persons who are Participants,

8.	any amendment to the contribution mechanics of the Share Purchase Plan,

9.	any amendment respecting the administration or implementation of the Share Incentive Plan, and

10.	any amendment to provide a cashless exercise feature to any option or the Share Option Plan, provided that such amendment ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan.

In all other circumstances, shareholder approval is required to amend the Share Incentive Plan. Amendments requiring shareholder approval include:

1.	any change to the number of Common Shares issuable from treasury under the Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment pursuant to section 8.08, of the Plan,

2.	any amendment which would change the number of days set out in section 4.13 of the Plan with respect to the extension of the expiration date of Options expiring during or immediately following a Blackout Period,

3.	any amendment which reduces the exercise price of any Option, other than an adjustment pursuant to section 8.08 of the Plan,

4.	any amendment which extends the expiry date of an Option other than as then permitted under the Share Option Plan,

5.	any amendment which cancels any Option and replaces such Option with an Option which has a lower exercise price, other than an adjustment pursuant to section 8.08 of the Plan,

6.	any amendment which cancels any Option, the exercise price of which is greater than the trading price of the Common Shares on the Stock Exchange at the time of cancellation, and replaces such Option with a cash award or other entitlement,

7.	any amendment which would permit Options to be transferred or assigned by any Participant other than as allowed by subsection 8.04 of the Plan,

8.	any amendment to increase the limits on Awards issued to non-employee directors (as described in greater detail below under “Insider Limitations”), and

9.	any amendment to the amending provisions of the Share Incentive Plan.

Pursuant to the terms of the Share Incentive Plan, the number of Common Shares issuable from treasury to insiders of the Corporation (within the meaning set out in the applicable rules of the TSX), at any time, and under all security based compensation arrangements of the Corporation, may not exceed ten per cent of the total number of Common Shares then issued and outstanding; and the number of Common Shares issued from treasury to insiders, within any one year period, and under all security based compensation arrangements of the Corporation, may not exceed ten per cent of the total number of Common Shares then issued and outstanding. In addition, the number of Common Shares reserved for issue to non-employee directors under the Share Incentive Plan shall not exceed (x) for all non-employee directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual non-employee director basis, awards of equity incentives per non-employee director in any one calendar year having a maximum aggregate value of $100,000 at the time of the awards (other than awards under the Share Incentive Plan to a non-employee director in the year of his or her initial appointment to the Board).

Assignability

No rights under the Share Incentive Plan and no option awarded pursuant to the provisions of the Share Incentive Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Blackout Periods

The nature of the business of the Corporation gives rise to a number of periods each year during which directors, officers and employees are precluded from trading in securities of the Corporation in accordance with the trading policy and guidelines of the Corporation. These periods are referred to as “blackout periods”. Pursuant to the terms of the Share Incentive Plan, there is an automatic extension of an option term that would otherwise have expired during, or within ten business days of, a Corporation imposed blackout period. In such circumstances, the end of the term of such option will be the tenth business day after the end of the blackout period.

Share Purchase Plan

Subject to the requirements of the Share Purchase Plan, the Board has the authority to select those Participants (other than non-employee directors) who may participate in the Share Purchase Plan. Under the Share Purchase Plan, the Corporation may choose to issue Common Shares from treasury or to deliver Common Shares purchased through the facilities of the TSX to satisfy the obligation of the Corporation to deliver Common Shares to participants pursuant to the Share Purchase Plan. At such times or times as are determined by the Corporation but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with the applicable contribution of the Corporation. In order to satisfy the obligations of the Corporation under the Share Purchase Plan, the Corporation may either (i) issue from treasury for the account of each participant Common Shares equal in value to the aggregate amount contributed to the Share Purchase Plan by such Participant and the Corporation and held in trust as of such date at the applicable price determined in accordance with the provisions of the Share Purchase Plan (being the weighted average price of the Common Shares on the TSX for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the aggregate contribution of the Participant being used to purchase such Common Shares has been accumulated and which therefore could result in issuances at less than market price as defined in the TSX Company Manual) or (ii) deliver to the account of each Participant in the Share Purchase Plan Common Shares equal in number to the number of Common Share purchased through the facilities of the TSX with the aggregate amount contributed to the Share Purchase Plan by the Participant and the Corporation as of such date. The Corporation will only issue whole Common Shares.

The minimum contribution of a Participant in the Share Purchase Plan is one per cent, and the maximum contribution is ten percent, of such Participant’s basic annual remuneration. The matching contribution of the Corporation is 75 per cent of the participant’s contribution until the participant’s contribution reaches five per cent of such participant’s basic annual remuneration. As a result, the Corporation’s maximum contribution will be 3.75 per cent of a participant’s basic annual remuneration.

Under the Share Incentive Plan, unless otherwise determined by the Committee, if a participant ceases to be employed by, or provide services to, the Corporation and all Designated Affiliates for any reason (including disability or death) or receives notice from the Corporation of the termination of his or her contract of service or employment, (i) the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan, (ii) any portion of the contribution of the Participant then held in trust for the participant shall be paid to the participant or the estate of the Participant, (iii) any portion of the contribution of the Corporation then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, except in the case of a resignation (not as a result of retirement) or termination for cause, and in such cases, any portion of the contribution of the Corporation then held in trust for the Participant shall be returned and paid to the Corporation, and (iv) any Common Shares then held in safekeeping for the participant shall be delivered to the Participant or the estate of the Participant.

Common Shares issued for or delivered to, the account of a Participant in the Share Purchase Plan will be held in safekeeping and delivered, subject as otherwise provided in the Share Purchase Plan, to the Participant at such time or times as are determined by the Corporation upon the request of the participant.

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for the Common Shares, then the Committee may make any Common Shares held in safekeeping under the Share Purchase Plan for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the Committee may permit the contribution of the Corporation to be made and Common Shares to be delivered for the then aggregate contribution of the participant and the Corporation prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

For the period commencing on January l, 2014 and ending on the date of this Circular, Common Shares were purchased in the market. An aggregate of 63,693 Common Shares have been issued to date under the Share Purchase Plan representing less than approximately 0.02% of the outstanding Common Shares.

Share Bonus Plan

The Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to eligible Participants by the Committee in its sole and absolute discretion and for no consideration.

An aggregate of 438,247 Common Shares have been issued and 0 Common Shares are issuable to date under the Share Bonus Plan, representing, in the aggregate, less than approximately 0.11% of the outstanding Common Shares.

Deferred Share Plan

The Deferred Share Plan permits Common Shares to be issued as a discretionary bonus to Participants. Under the Deferred Share Plan, Common Shares awarded to a Participant may either be (i) issued from treasury, or (ii) purchased through the facilities of the TSX, and delivered to such Participant. The provisions and restrictions (including any vesting provisions) attached to awards of Common Shares granted under the Deferred Share Plan will be determined by the Committee at the time of grant of the award of Common Shares.

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for outstanding Common Shares, the Committee may accelerate any awards granted under the Deferred Share Plan and issue or deliver any Common Shares issuable or deliverable under the Deferred Share Plan in order to permit such Common Shares to be tendered to such bid.

Subject to any employment agreement or notice or agreement with respect to an award granted under the Deferred Share Plan or as otherwise determined by the Committee, if a Participant ceases to be employed by or provide services to the Corporation and all Designated Affiliates or resigns as a director or officer of the Corporation and its Designated Affiliates for any reason other than retirement, disability or death, the Participant shall automatically cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive Common Shares thereafter under the Deferred Share Plan shall terminate.

If a Participant dies, any Common Shares to which such Participant was entitled in respect of an award granted under the Deferred Share Plan as of the date of death will be delivered as soon as practicable thereafter and, subject to any employment agreement or notice or agreement with respect to an award granted under the Deterred Share Plan or otherwise determined by the Committee, such Participant shall cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive any Common Shares under the Deferred Share Plan will terminate with effect as of the date of death of such Participant.

An aggregate of 985,532 Common Shares have been issued and 2,346,154 Common Shares are issuable to date under the Deferred Share Plan, representing, in the aggregate, approximately 0.85% of the outstanding Common Shares.

Share Option Plan

The Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to Participants. Subject to the terms of the Share Option Plan, the Board has the authority to select Participants to whom options will be granted, the number of Common Shares subject to options granted and the exercise price of Common Shares under option.

Subject to the provisions of the Share Option Plan, no option may be exercised unless the optionee at the time of exercise is:

a)	in the case of an eligible employee, an officer of the Corporation or a Designated Affiliate or in the employment of the Corporation or a Designated Affiliate and has been continuously an officer or so employed since the date of grant of the option, provided, however, that a pre-approved leave of absence will not be considered an interruption of employment for the purposes of the Share Option Plan;

b)	in the case of an eligible director who is not also an eligible employee, a director of the Corporation or Designated Affiliate and has been such a director continuously since the date of grant of the option; and

c)	in the case of any other Participant, engaged, directly or indirectly, in providing ongoing management or consulting services for the Corporation or Designated Affiliate and has been so engaged since the option’s date of grant.

The exercise price for purchasing Common Shares cannot be less than the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date determined by the Board at the time of grant, which date cannot be later than seven years from the date the option was granted.

The vesting provisions of options granted pursuant to the Share Option Plan are determined by the Board and provide for the vesting of options in accordance with any applicable terms of any employment agreements or in any notice or option agreement entered into between the Corporation and the holder of the option. The aggregate number of Common Shares at any time available for issue to any one person upon the exercise of options cannot exceed five per cent of the number of Common Shares then outstanding.

If an optionee: (i) ceases to be a director of the Corporation or a Designated Affiliate (and is not or does not continue to be an employee thereof) for any reason (other than death), or (ii) ceases to be employed by, or provide services to, the Corporation or a Designated Affiliate (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than death) or receives notice from the Corporation or a

Designated Affiliate of the termination of his or her employment contract, except as otherwise provided in any employment contract, such participant will have 60 days from the date of such termination or cessation, as the case may be, to exercise his or her options to the extent that such participant was entitled to exercise such options at the date of such termination or cessation. Notwithstanding the foregoing or any employment contract, in no event will such right extend beyond the term of the option.

If a Participant shall die, any option held by such Participant at the date of such death shall become immediately exercisable, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the optionee under the option shall pass by the will of the optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an employment contract or the terms and conditions of any option) after the date of death of the optionee or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such optionee was entitled to exercise the option at the date of the death of such optionee.

No options awarded pursuant to the provisions of the Share Option Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

If a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the Common Shares, then the Board may permit all outstanding options to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

To date, option exercises have resulted in the issuance of an aggregate of 13,753,800 Common Shares, representing, in the aggregate, approximately 3.51% of the current outstanding Common Shares. Options to purchase an aggregate of 5,545,986 Common Shares are currently outstanding, representing approximately 1.42% % of the current outstanding Common Shares.

Equity Compensation Plan Information

The table below provides information as of the Corporation’s most recently completed financial year (December 31, 2014) on compensation plans under which equity securities of the Corporation are authorized for issuance, aggregated as follows:

Equity Compensation Plans Approved by Securityholders	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (CA$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a)) (c)	Weighted Average Remaining Term
Share Option Plan	5,420,689	$10.56	6,331,135	4.41
Share Bonus Plan	0	$0	302,264	n/a
Deferred Share Plan	2,142,077	$0	5,534,958	n/a

For additional reference, the table below provides information as at the close of business on April 6, 2015 on compensation plans under which equity securities of the Corporation are authorized for issuance, aggregated as follows:

Equity Compensation Plans Approved by Securityholders	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (CA$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a)) (c)	Weighted Average Remaining Term
Share Option Plan	5,545,986	$9.06	6,205,838	4.93
Share Bonus Plan	0	$0	302,264	n/a
Deferred Share Plan	2,346,154	$0	4,684,565	n/a

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The directors of the Corporation are committed to a high standard of corporate governance and set an appropriate “tone at the top” for all of those employed by or doing business with the Corporation. The directors recognize that a high standard of corporate governance is important for the successful operation of the business, the preservation of its reputation and the creation of shareholder value, all of which are in the long-term best interests of the Corporation.

The Board has formed a standing Nominating and Corporate Governance Committee (the “NCGC”), the current members of which are John T. Shaw (as Chairman), Donald K. Charter, John E. Caldwell and W. Robert Dengler, to oversee the Corporation’s continued compliance with corporate governance requirements of applicable regulatory authorities. The NCGC monitors evolving corporate governance practices, including those put forward by shareholder advocates and proxy advisors. In addition, the Corporation adopts other practices consistent with its high standard of governance that exceed those expected by applicable regulatory requirements.

The Corporation is listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). The Corporation complies with all corporate governance requirements of the Canadian Securities Administrators. The Corporation complies with the corporate governance requirements of applicable United States securities regulatory authorities, such as the NYSE, as a “foreign private issuer” under Rule 3b-4(c) of the Securities Exchange Act of 1934 (the “Exchange Act”). For example, the Audit and Finance Committee of the Board is fully compliant with the requirements of Rule 10A-3 of the Exchange Act.

This Statement of Corporate Governance Practices has been prepared by the NCGC and approved by the Board. As set out in this Statement of Corporate Governance Practices and elsewhere in this Circular, the Corporation possesses the following governance structures and attributes:

•	in respect of the election of directors, held at least annually, an individual director, as opposed to slate, voting policy and a majority voting policy that the Board has adopted in non-contested elections, as further described in this Circular under “Majority Voting”;

•	in respect of the election of directors, an advance notice provision in the by-laws of the Corporation that requires adequate notice to all shareholders of all director nominees, in addition to those recommended by the Board, sufficient information with respect to all director nominees, as would be provided in a management information circular, and a reasonable opportunity to evaluate all director nominees, in order that an informed vote may be made with respect to any director;

•	a shareholder advisory vote on the Corporation’s approach to executive compensation, held annually;

•	a substantially independent Board, with independent directors comprising 90% of the Board;

•	no interlocks between either directors or directors and executives serving on other company boards;

•	Board members are both conscientious and committed, as demonstrated in 2014 by 99% director attendance at Board and relevant Board committee meetings, and inter-meeting participation in the business of the Corporation, as required;

•	Board members are encouraged to serve on a limited number of other boards of directors to broaden their knowledge and experience, to enhance the ability of a director to contribute and participate effectively on the Board, while balancing the substantial time required to carry out Board duties. The Board, having reviewed each director’s participation, contribution and attendance, has concluded that no involvement with other boards of directors has affected any director’s commitment of time to the Corporation or his effectiveness;

•	regular in camera (independent directors only) Board and Board committee discussions, in which, among other things, decisions on management’s recommendations are made;

•	all standing committees of the Board, namely, the Audit and Finance Committee (the “AFC”), HRCC, NCGC, Environmental, Health and Safety Committee (the “EHSC”) and the Resources and Reserves Committee (the “RRC”), are comprised entirely of independent directors;

•	an effectively performing Board, as measured by regular, at least annual, Board and individual director performance assessments, an effective Board size and a broad diversity of skills, knowledge and experiences at the Board that provide for a broad diversity of views and breadth of experience while not compromising efficient decision-making;

•	written mandates for each of the Board and its committees that are reviewed and updated regularly to maintain continued relevancy and, collectively, provide an effective framework for a high standard of governance;

•	members of committees of the Board are rotated from time to time;

•	the roles of Chairman of the Board and the CEO of the Corporation are distinct and separate individuals hold such positions;

•	the requirement that non-audit fees of the Corporation’s external auditor, as set out in this Circular, be pre-approved by the AFC and such fees do not exceed audit or audit-related fees;

•	the requirement that any work done for management and associated fees charged by the compensation consultant that advises the HRCC be pre-approved by the HRCC in order to maintain the independence of such compensation consultant;

•	no former chief executive officer or chief financial officer (within the last ten years) on any committee of the Board;

•	a Board that is not classified, each director being elected for no longer than one year;

•	a single class capital structure, consisting only of Common Shares, having equal voting rights and other privileges;

•	a compensation model that fully supports pay for performance, based on the achievement of measurable, risk-adjusted objectives and metrics, that also creates a tangible incentive to drive the creation of long-term shareholder value through equity based compensation awards;

•	with respect to equity based compensation, a policy that prohibits executive officers and directors from hedging against a decrease in the value of the Corporation’s shares, to ensure continued alignment of the interests of management and the Board with the interests of stakeholders;

•	a compensation policy that “claws back” compensation in the event where the results for which it was granted are subsequently found not to be confirmed, such as in cases of material earnings restatements;

•	executive employment agreements that do not contain multi-year guarantees of salary increases, bonuses and/or equity-related compensation, irrespective of performance, or change of control and severance arrangements that are “single triggered” (upon a mere change of control, without further dismissal or termination from employment);

•	minimum equity ownership requirements for directors and executive officers, to further align the interests of management and the Board with the interests of stakeholders;

•	director and executive succession planning programs to develop and maintain a deep pool of talent within the Corporation;

•	a recruitment and nominating process for directors that does not discriminate on the basis of race, gender, age, tenure or other arbitrary factors and specifically recognizes the benefits of a broad diversity of views achieved through a broad diversity in Board representation, be it through a diversity of knowledge, skills, experience, race, gender or otherwise – the NCGC has determined that currently women are underrepresented on the Board and has placed a priority on women candidates in any Board renewal process going forward. The selection of new Board members, and the continuation of other Board members or Board renewal is based upon the knowledge, skills, experience, competencies and performance required to fulfill the Board’s mandate – performance being regularly, at least annually, evaluated by the NCGC and the Board;

•	a written policy on diversity that reinforces the commitment to diversity among the Board, executive management and employees generally, the prohibition against discrimination on the basis of arbitrary factors and the commitment to determining nominations, appointments and advancement based on objective merit and performance;

•	as a cost reduction initiative, the Board has reduced its size from ten to seven directors, anticipating an annualized Board cost savings of $566,789; and

•	detailed, timely disclosure of voting results with regard to matters submitted to shareholders for a vote at shareholder meetings.

When used to describe a director in this Statement of Corporate Governance Practices, the term “independent” has the meaning given to it by the Canadian Securities Administrators and the NYSE, namely, a director who has no direct or indirect material relationship with the Corporation and is not otherwise deemed, under applicable regulatory requirements, to be non-independent – a “material relationship” with the Corporation being a relationship which could, in the view of the Corporation’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Neither compensation received solely in connection with directorship nor the holding of shares of the Corporation constitutes such a material relationship with the Corporation.

The Board, directly, or through its NCGC, at least annually, reviews each director’s relationships with the Corporation to confirm his or her independence from time to time. The Board obtains information relating to these relationships from a variety of sources, including directors’ responses to an annual, detailed independence questionnaire, that seeks to determine the connections, if any, of a director, family member or controlled entity of the director, to the Corporation. After consideration of all business, family and not-for-profit relationships between directors and the Corporation, the Board has determined that all directors and director nominees for this year’s election of directors, except for the CEO (solely because he is part of management), are independent.

Majority Voting

As part of the high standard of governance structures and practices of the Corporation, the Board has adopted a majority voting policy in respect of the election of the Corporation’s directors. This policy applies in uncontested elections only. Directors are voted on individually and not as a slate, on an annual basis.

Any individual director nominee that, in respect of the votes submitted at the meeting to elect directors, has more than 50% of the votes withheld from rather than voted for his or her election may, in the discretion of the Board, not be accepted as a director, even if otherwise elected pursuant to applicable corporate law. If more than 50% of the votes are withheld from rather than voted for a director’s election, such director shall immediately tender his or her resignation to the Board, which resignation should be accepted and effective, absent exceptional circumstances, within 90 days of the shareholders meeting. A news release will promptly follow. The NCGC will decide whether to recommend to the Board that the Board accept the resignation of the director. In recommending to the Board whether to accept the resignation of the director or not, the NCGC will review the results of the shareholder vote, applicable regulatory requirements in respect of the constitution of the Board and certain of its committees and, in respect of incumbent directors, the particular director’s attendance at Board and committee meetings, the contribution of the director to Board and committee discussions and the director’s performance assessment. In addition, it will consider what, if any, expressed reasons for a withhold vote have been given, the merits of such reasons and the ability to rectify concerns.

The director whose election is being deliberated in accordance with this policy does not participate in the NCGC’s nor the Board’s determination as to whether to accept his or her resignation. If the Board accepts the resignation of the director, the director will be required to resign his directorship. In the case of a resignation, the Board may appoint a new director to fill the vacancy created, until the next annual general meeting of the Corporation.

Advance Notice of Director Nominations

In addition to a majority voting policy, also as part of the high standard of governance structures and practices of the Corporation, the Corporation’s by-laws require that any shareholder seeking to nominate a director at a shareholder meeting provide advance notice of the individual(s) the shareholder intends to nominate and certain other information.

The by-laws provide for a reasonable time frame in which to notify the Corporation of an intention to nominate directors and require a level of disclosure of information concerning proposed nominees that the Board would have to provide in the case of Board nominees. This allows the NCGC, and the Board, a reasonable opportunity to evaluate the qualifications and suitability of director nominees and to respond, as appropriate, in the best interests of the Corporation. This allows all shareholders a reasonable opportunity and sufficient information to evaluate all proposed director nominees and the Board’s recommendations in order that they be able to may make an informed vote. In the case of an annual meeting of shareholders, notice of director nominees must be provided to the Corporation not less than 30 and not more than 65 days prior to the meeting. In the case of a special meeting of shareholders (which is not also an annual meeting), notice must be given not later than 15 days following the notice of meeting.

Directors Compensation

As set out in the Statement of Executive Compensation, the NCGC recommends the amount, form and structure of the compensation of directors, which is disclosed along with the compensation of NEOs in the Statement of Executive Compensation. In making recommendations to the Board in respect of the compensation of directors, it considers the time commitment, risks, responsibilities and required professional competencies involved in a directorship with the Corporation as well as advice from independent compensation experts that provide, among other things, market data pertaining to the compensation paid to directors of peer group companies. The NCGC recognizes that the recommended compensation for directors must not compromise their independence and ability to make appropriate judgments, including overseeing the compensation paid to management.

Nomination of Directors

The Board delegates to the NCGC, comprised only of independent directors, the development of the recommendation of director nominees that will best serve the Corporation. The NCGC examines the overall size of the Board, the skills, competencies and experience that individual directors, as well as the Board as a whole, should possess in light of the Board and Board committee mandates, the Corporation’s strategy and operational, organizational and financial requirements.

Rather than arbitrary age or term limits, which the Board has not adopted, merit, in view of the knowledge, skills, competencies and experiences that the Board should possess from time to time, and performance, are the focuses in director recruitment, nomination and renewal processes. The NCGC, and the Board, have an effective director performance evaluation process which is a better determinant of fitness for service on the Board than mere age or term served. Regular, at least annual, evaluation of director performance determines the need for Board renewal or replacement of any non-performing director as opposed to strictly age or tenure. The Board maintains an effective Board succession process.

Arbitrary age or term limits often prevent or restrict the continued service on the Board of the most experienced and valuable Board members who will have acquired an institutional knowledge of the Corporation over the years of service.

The NCGC, when searching for and recommending to the Board suitable director candidates, recognizes the benefits of a broad diversity of views at the Board achieved through a broad diversity in Board representation, be it through a diversity of knowledge, skills, competencies, experiences, race, gender or otherwise. Recommendations concerning director nominees are, foremost, based on merit and performance, but diversity is taken into consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present at the Board. Gender is one form of diversity that is considered by the NCGC in the process of its recommendation to the Board of suitable director candidates. The NCGC considers the level of representation of women on the Board. The NCGC has determined that currently women are underrepresented on the Board. Accordingly, together with the level of overall diversity, and where Board renewal is required, the NCGC specifically requests that female candidates be identified and considered in any search process it may conduct for director candidates, in the context of the knowledge, skills, competencies and experiences the overall Board competency requires.

In connection with Board renewal, the Board recognized early last year that three directors did not plan to stand for re-election in 2015 and commenced a search for suitable replacements. Consistent with its determination of a need for greater gender diversity, the search criteria specified not only the skills, experience and personal characteristic requirements, but also, specifically, included a strong preference for qualified female candidates. However, as the year progressed, the Board determined that, in light of the depressed and uncertain gold price environment, cost reduction became a very high priority, and in this regard, the Board should take a leadership role. Accordingly, the Board decided to suspend the search for new directors and to reduce the Board size from ten to seven directors. It is expected that, as a result of this reduction, ongoing annualized Board costs will be reduced by approximately $566,789. Currently, no female sits on, and 0% of females comprise, the Board. However, in the context of continued renewal of the Board at its reduced size, the NCGC will continue to ensure this priority in candidates.

The Board not only recognizes the benefits of diversity, including gender diversity, at the level of the Board, but these benefits are also recognized at the level of executive management, having the direct responsibility for the day-to-day management of the Corporation. Currently three of ten members, or 30%, of executive management of the Corporation, including major subsidiaries, are female. The Board considers the level of representation of women, together with the level of overall diversity or breadth of perspective, in executive management when making or approving, from time to time, executive management appointments.

Whether for the executive and senior management of the Corporation, or for the Board, there are recruitment, nominating and succession processes that do not discriminate, and are not biased, on the basis of race, gender, age or other arbitrary factors and that recognize the benefits of a diversity of views. Rather, the focuses of the recruitment, nominating and succession processes are merit and performance. Merit can be assessed on the basis of the skills, experiences, competencies and performance required to fulfill the mandate of the Board and to effectively oversee the execution of the strategy of the Corporation from time to time.

As described, merit, capabilities, experience and performance are the fundamental considerations in the recruitment or nomination of directors and in the appointment of executive management. The level of representation of women is considered, but merit and performance are paramount. The Board has adopted a formal, written policy relating to diversity, generally, including gender diversity, among the Board and executive management. The purpose of such policy is to promote an environment within the

Corporation which will provide the widest range of knowledge, skills and experience to be called upon at any time. The benefits of a diverse leadership to the sustained success of the Corporation are recognized and the NCGC is tasked to consider, in its new director nomination recommendations, an appropriate level of diversity, including gender. The NCGC is to further assess the level of diversity on the Board on at least an annual basis and will report to the Board on the diversity factors being used to evaluate director candidates. With respect to executive management, on at least an annual basis the Chief Executive Officer is to assess the level of diversity. In addition to the guiding policy on diversity, the Board has not adopted targets regarding the representation of women on the Board or in executive management, as such targets, per se, without more in terms of merit, capabilities, experience or performance, are not warranted.

In terms of the current strategy of the Corporation, in respect of the nominees for the election of directors to which this Circular pertains, the NCGC, and the Board, considered, among other attributes of the Board, such as gender, age, education, other mining and public company directorships, industry experience and geographical representation, competencies, skills and experience in the following areas:

•	executive leadership/strategic planning;

•	corporate finance;

•	mergers and acquisitions;

•	accounting and audit;

•	risk oversight;

•	mineral exploration;

•	mining operations;

•	mining engineering environment/health/safety/corporate social responsibility;

•	government/international relations;

•	marketing/communications/public relations;

•	human resource management/compensation; and

•	corporate governance.

The NCGC considers relevant competencies, skills, experience and performance when recommending director nominees for election to the Board and the same are confirmed, on at least an annual basis, in conjunction with the Board’s review of the strategy and other plans of the Corporation. The required majority independence of the Board, the performance of the individual director, the diversity of the Board, the time commitment to the Corporation required of a director and an appropriate board size to facilitate effective decision making are also considered. Before nomination, director nominees are required by the NCGC to have fully understood the roles and responsibilities of the Board and its committees and the contribution that individual directors are expected to make to the Corporation.

With a view to reinforcing the alignment between director and stakeholder interests, as described in the foregoing Statement of Executive Compensation, director nominees are further required by the Board to hold a minimum $300,000 ($600,000 in the case of the Chairman of the Board) worth of Common Shares within the later of five years of October 1, 2011 and five years of becoming a director of the Corporation and to maintain such minimum shareholding in the Corporation throughout the director’s tenure. Given the volatility of the equity markets and that fluctuations in the market value of the Corporation’s stock are not within the control of directors, the Board has prescribed that once a director has attained the minimum holding value there is no requirement for directors to purchase additional shares should the value of the director’s holdings fall below the minimum threshold. As to whether a director has, at any time, attained the minimum holding value, the higher of the purchase price or market value of shares acquired is referred to.

The NCGC has the authority, at the Corporation’s expense, to retain external consultants to assist in the search for suitable director nominees. Any shareholder who wishes to recommend a candidate for consideration by the NCGC may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience, to the Chairman of the NCGC.

Board of Directors

Based on the recommendation of the NCGC, in terms of appropriate geographical, professional and industry representation on the Board, the desired broad level of diversity on the Board, the need to be small enough to facilitate open dialogue among directors and effective decision-making, and in light of current business conditions, the Board has determined that an appropriate size is seven members. The Chairman of the Board is independent and separate from the CEO. Consistent with the Board’s position that independence is fundamental to its effectiveness, all directors are independent, except for the CEO. The Board and its committees act independently, including, generally, conducting part of each of their meetings “in camera” (without management) and, generally, deliberating and resolving on proposed actions for management in such in camera sessions. In camera sessions facilitate open and candid discussion among independent directors.

A total of 33 in camera sessions were held at almost every Board and Board committee meeting in 2014. In addition to regularly scheduled in camera sessions at meetings, generally held at the beginning and/or end of a meeting, any independent director, at any time, may request that management not be present for all or any part of a meeting. For example, in camera sessions have pertained to consideration of the CEO’s performance, compensation and succession, and any sensitive or material transaction, agreement or other matter proposed by management. In addition to in camera sessions, the AFC regularly holds, absent management, sessions with the Corporation’s internal and external auditors to allow open discussions about their audits, including the assessment of internal controls over financial reporting, disclosure controls and procedures, and cooperation from management.

It was an active year for the Corporation, with the Board meeting 12 times in 2014. When recommending director nominees for election to the Board, the NCGC considers attendance at Board and committee meetings, absent compelling reasons, critical for directors to adequately perform their duties and responsibilities to the Corporation. In accordance with applicable regulatory requirements, the AFC meets at least every quarter to review the Corporation’s financial statements and related disclosure documents. Other committees of the Board meet at least once each year and typically more frequently to ensure their mandates are adequately performed and as the business and affairs of the Corporation require from time to time. Committees of the Board held a total of 23 meetings in 2014. The following table sets out the attendance record for directors for 2014.

DIRECTORS’ MEETING ATTENDANCE*

Name	Board Meetings		Committee Meetings		Total Board/Committee Meetings

John E. Caldwell	11 of 12	92%	9 of 9	100%	20 of 21	95%

Donald K. Charter	12 of 12	100%	13 of 13	100%	25 of 25	100%

W. Robert Dengler	11 of 12	92%	7 of 7	100%	18 of 19	95%

Guy G. Dufresne	12 of 12	100%	10 of 10	100%	22 of 22	100%

Richard J. Hall	11 of 12	92%	10 of 10	100%	21 of 22	95%

Stephen J. J. Letwin	12 of 12	100%	Not Applicable	Not Applicable	12 of 12	100%

Mahendra Naik	12 of 12	100%	12 of 12	100%	24 of 24	100%

William D. Pugliese	12 of 12	100%	Not Applicable	Not Applicable	12 of 12	100%

John T. Shaw	12 of 12	100%	7 of 7	100%	19 of 19	100%

Timothy Snider	12 of 12	100%	10 of 10	100%	22 of 22	100%

*	Percentages are rounded to nearest full percentage point

The NCGC reviews directorships and committee appointments held by director nominees and directors other than with the Corporation. The NCGC particularly scrutinizes the time and resource commitment a director nominee or current director who is a CEO of a public company and also a director of other public companies or, if not the CEO of a public company, a director of several public companies, is reasonably able or continue to be able to make and will have a discussion specifically with such director nominee or current director about the expected time and resource commitment to the Corporation’s business and affairs.

Apart from the Corporation, in addition to the number of boards on which a director nominee or current director sits, the NCGC will consider the nature of the company or entity on whose board the director nominee or director sits, as to the complexity of the business, its legal obligations and the likely demand on a director’s time and resources (such as whether the company or entity is privately held or publicly held and therefore subject to continuous disclosure obligations). The NCGC also examines whether the company or entity is listed on a stock exchange, and the seniority and demands of the stock exchange (such as whether it is listed on the TSX or the TSX Venture Exchange (“TSX-V”)), all with a view to determining whether a director nominee or director can and can continue to devote the time and resources necessary to the business and affairs of the Corporation.

The NCGC has found each of this year’s director nominees, as reflected in their approximate 99% attendance at the previous years’ Board and committee meetings, as having the ability to commit the time and resources necessary to adequately oversee the conduct of the Corporation’s business and affairs. The Board values the knowledge, experience and additional perspective of members that sit on the boards of directors of a variety of other publicly traded companies. Provided they do not interfere with the expected commitment to the oversight of the Corporation’s business and affairs, the Board encourages directorships of companies that are likely to face business, regulatory and social issues similar to those faced by the Corporation from time to time.

Interlocking relationships between directors are also monitored. No director serves on the board of directors of any other public company with any other director and thus there are no interlocking relationships. In addition, there are no interlocking relationships between directors, such as those that comprise the HRCC, and executive officers.

The following table sets out directorships and committee appointments held by the nominees for this year’s election of directors.

OTHER OUTSIDE PUBLIC COMPANY DIRECTORSHIPS
Name	Directorships (Stock Exchange listing)	Committee or Chairmanship Appointments
John E. Caldwell	Faro Technologies Inc. (Nasdaq)	Chair of the Audit Committee Member of the Compensation Committee Member of the Nominating and Governance Committee Member of Operational Audit Committee

	Advanced Micro Devices Inc. (Nasdaq)	Chair of the Compensation Committee Member of the Nominating and Governance Committee

Donald K. Charter	Dream Office REIT (TSX)	Member of the Audit Committee Member of the Corporate Governance Committee

	Adriana Resources Inc. (TSX-V)	Chairman of the Board of Directors Chairman of the Governance Committee

	Lundin Mining Corporation (TSX)	Chairman of the Human Resource & Compensation Committee Member of the Audit Committee

W. Robert Dengler	Denison Mines Corp. (TSX) (NYSE)	Chair of the Compensation Committee Chair of the Environmental Health and Safety Committee

Stephen J.J. Letwin	Precision Drilling Corp. (TSX)	Member of the Human Resources & Compensation Committee Member of the Corporate Governance

	ONEnergy Inc	Chairman of the Board

Richard J. Hall	Klondex Mines Ltd. (C:KDX)	Chairman of the Board; Member of the Compensation Committee

	Kaminak Resources.(TSX-V)	Member of the Audit & Compensation Committee

Mahendra Naik	Fortune Minerals Inc. (TSX)	Chairman of the Board Chair of the Audit Committee

	First Global Data Limited (TSX-V)	Chair of the Audit Committee

OTHER OUTSIDE PUBLIC COMPANY DIRECTORSHIPS
Name	Directorships (Stock Exchange listing)	Committee or Chairmanship Appointments
Timothy R. Snider	Compania de Minas Buenaventura SA (Peru)	None

Board Roles and Responsibilities

The roles and responsibilities of the Board are prescribed by applicable laws as well as the governance policies of the Corporation. The primary duty and responsibility of the Board is the stewardship of the Corporation and oversight of the management of the business, affairs and risks of the Corporation, with a view to the long-term creation of stakeholder value. The Board oversees the following matters, among others:

•	the adoption of strategic and operating plans and budgets for the Corporation, at least annually—the annual planning for the Corporation takes into account the opportunities and risks of its business and capital and operating budgets in conjunction with the adopted strategic plan;

•	the performance of the CEO and other executive officers to execute and effectively implement the strategic plan adopted by the Board;

•	the Corporation’s code of business conduct and ethics and the maintenance of a culture of integrity throughout the organization;

•	that the Corporation is effectively governed through the adoption of sound corporate governance structures and practices, its assets are protected, its reputation preserved and it continues to comply with all laws applicable to its business, wherever conducted;

•	identifying the principal risks of the Corporation’s business and overseeing the implementation of appropriate detection, prevention and mitigation initiatives to manage such risks, including internal controls over financial reporting to ensure reliability and disclosure controls and procedures to ensure timely, accurate and complete reporting;

•	establishing and monitoring a communications policy for the Corporation to facilitate communications with investors and other stakeholders and avoid selective disclosure of material information;

•	senior management succession planning, including appointing, training and monitoring senior management—regular presentations to the Board by the executive organization to assist the Board in making first-hand assessments of the competencies of individual executives; and

•	director succession planning, such that the Board remains appropriately balanced in terms of the necessary skills, competencies, experience and diversity, including in the case of an unexpected departure of a director.

The Board discharges its oversight of the management of the Corporation directly and through its committees. The Board is regularly informed by management in connection with the day-to-day management of the business and affairs of the Corporation and, where issues arise in the execution or implementation of the approved strategic plan, expects management to recommend alternate strategies and actions to achieve the long-term goals of the Corporation. The full responsibilities of the Board are set out in its mandate, a copy of which is attached to this Circular as Appendix “B”.

Committees of the Board

The Board has formed a standing AFC, HRCC, EHSC, NCGC and RRC. However, following this year’s annual meeting of shareholders, the Board, upon the recommendation of the NCGC, has determined to merge the EHSC with the RRC, the resulting committee to be known as the Safety, Environment and Reserves Committee and have as its mandate the responsibilities previously assumed by the EHSC and the RRC. The Board may form other committees from time to time as necessary or appropriate to adequately address specific matters. The members of each committee are comprised exclusively of the independent directors of the Board.

The chairperson of a committee is appointed by that committee’s members, in consideration of the recommendations of the NCGC. The committees are tasked with the performance of their mandates, which are reviewed and approved by the committees, the NCGC and the Board. Copies of the mandates of the various standing committees of the Board may be accessed on the Corporation’s website, at www.iamgold.com. Each mandate empowers each committee to retain, at the cost of the Corporation, the services of such external advisors as it may deem necessary or advisable from time to time to assist it in the proper performance of its mandate. The Board and Board committee mandates, collectively, are designed to provide the necessary governance framework to fulfill the Board’s duties and responsibilities and effective oversight of management in the conduct of the Corporation’s business and affairs and the advancement of the strategy adopted by the Board.

The Audit and Finance Committee currently consists of four independent directors. The overall mandate of the AFC is to review and recommend for Board approval the Corporation’s annual and quarterly financial statements and related regulatory disclosures prepared by management as well as overseeing the control environment over the process of preparation. The review of the process entails oversight of internal and external audit that review the Corporation’s internal controls over financial reporting and disclosure controls and procedures, the performance of such controls during the period to which the disclosures relate, the accounting principles used by management to compile the financial statements, the assumptions and estimates of management reflected in the financial statements and the review of the internal and external auditors’ overall assessments. The AFC confirms the external auditor’s independence. The AFC also pre-approves the non-audit services and fees of the external auditor and recommends to the Board, each year, the nomination of an external auditor. The lead audit engagement partner of the external auditor is rotated at least every five years by the external auditor. The AFC, together with management and the internal auditor of the Corporation, which auditor reports directly to the AFC, is also charged with the identification, prevention, detection and mitigation of the financial disclosure and internal control risks faced by the Corporation from time to time. In addition to in camera sessions with the internal and external auditors, the AFC also holds separate sessions with the Chief Financial Officer. The session with the internal auditor, without management or the external auditor present, generally involves the discussion around the process and results of the ongoing internal audit and the coordination with the external auditor. In addition, the AFC oversees financial planning and related policies as well as proposed capital expenditures and investments.

For the purposes of applicable securities regulatory requirements, the Board has determined that all members of the AFC are “financially literate”, at least one member is considered an “audit committee financial expert” and all members have the necessary time to commit to its affairs. In the Board’s determination of the financial literacy of members of the AFC, which must be financially literate before their appointment by the Board to the AFC, the Board confirms that members possess the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably expected to be raised by the Corporation’s financial statements. The AFC also assesses familiarity with the application of accounting principles, including in respect of estimates, accruals and reserves, an understanding of internal controls and procedures for financial reporting, familiarity with emerging accounting issues, past employment experience in finance or accounting, professional certification in accounting, and any other comparable experience or background which results in the member’s financial sophistication, including having been a CEO, CFO or other senior officer with financial oversight responsibilities.

The AFC held 6 meetings in 2014. The current members of the AFC are John E. Caldwell (Chairman), Mahendra Naik, Guy G. Dufresne and Richard J. Hall. Additional disclosure with respect to the AFC may be found in the Corporation’s most recent Annual Information Form, under the heading “Item VIII—Audit and Finance Committee”, at pages 82 through 85, which has been filed on SEDAR and incorporated in the most recent Form 40-F of the Corporation filed in the United States on EDGAR, at www.sec.gov/edgar.shtml, which information is hereby incorporated by reference in this Circular. A copy of the Annual Information Form is available, free of charge, to any shareholder upon request to the Secretary of the Corporation.

The Human Resources and Compensation Committee currently consists of three independent directors. Each member is experienced in matters of executive compensation by virtue of having been a former senior executive of a publicly traded company. Its roles and responsibilities, together with management, include the development of a responsible pay for performance compensation program of the Corporation in respect of management and the administration of the Corporation’s shareholder approved Share Incentive Plan (described earlier in this Circular) that provides the Board with the means to reward performance in the form of equity. The pay for performance compensation program is designed to motivate employees to achieve specific performance objectives that are aligned with the creation and preservation of shareholder value. The Corporation has undertaken steps to ensure that incentive compensation may be lawfully “clawed back” in cases where the results under which it was granted is subsequently not confirmed, such as in cases of material earnings restatements. The program is competitive with that of the Corporation’s peer group companies to attract, retain and motivate talented management, who drive shareholder value creation over the long-term. The compensation policy precludes stock option backdating or re-pricing and the hedging of compensation awards. Executive employment agreements will not be entered into by the Corporation without a “double trigger” in respect of change of control severance entitlement and no increased cash payment on a change of control event will be made. There are no supplemental executive pension plans.

Further information with respect to the compensation philosophy guidelines and market information used by the HRCC in the process of recommending to the Board the amount and the form (cash and/or equity) of the compensation to be awarded management, the metrics (corporate, operational, functional and individual) and the process and benchmarks used to assess the performance of management may be found in the Statement of Executive Compensation included elsewhere in this Circular.

Information related to the retention of any independent compensation consultant and the services performed by such consultant is also available in the Statement of Executive Compensation. Similar to the AFC maintaining the independence of the external auditor of the Corporation, in order that any compensation consultant retained by the HRCC from time to time be and remain independent from management throughout the course of their mandate, any services performed by such consultant for management must be pre-approved by the HRCC.

The HRCC held 6 meetings in 2014. The current members of the HRCC are Donald K. Charter (Chairman), Mahendra Naik and Timothy R. Snider.

The Nominating and Corporate Governance Committee currently consists of four independent directors. Its primary responsibilities, in addition to the recommendation to the Board of suitable nominees for election to the Board, are to oversee the Corporation’s continued compliance with the evolving corporate governance requirements of applicable regulatory authorities, through the recommendation of appropriate corporate governance structures and practices. It also apprises the Board on evolving corporate governance best practices, which often exceed regulatory requirements and are adopted as appropriate. The NCGC is also mandated to recommend the mandates of the Board and its committees to provide, collectively, effective stewardship of the Corporation and to monitor the performance of the mandates and performance or contributions of individual directors. The size and composition of the Board, the level of diversity, including gender diversity, of the Board, the orientation and continuing education of directors as well as their compensation and the organizational hierarchy and reporting structure of the Corporation and succession planning for senior management are also reviewed.

The NCGC held 3 meetings in 2014. The current members of the NCGC are John T. Shaw (Chairman), Donald K. Charter, John E. Caldwell and W. Robert Dengler.

The Environmental, Health and Safety Committee currently consists of three independent directors. The mandate of the EHSC is to assist the Board in the oversight of management’s fulfillment of the Corporation’s social responsibilities in respect of all operations, wherever situated. It oversees the Corporation’s compliance with applicable environmental, health and safety laws and the implementation of socially responsible, best practices to monitor and limit the environmental footprint of the Corporation’s operations, prevent worker injury and reduce lost-time incidents (such as through the use of leading health and safety performance indicators) and effectively restore and reclaim properties. As previously noted, following this year’s annual meeting of shareholders, the EHSC is to be merged with the RRC, described immediately below, and their respective responsibilities will merge into one mandate of the Safety, Environment and Reserves Committee.

The EHSC held 4 meetings in 2014. The current members of the EHSC are W. Robert Dengler (Chairman), Guy G. Dufresne and Timothy R. Snider.

The Resources and Reserves Committee currently consists of three independent directors. The primary responsibilities of the RRC are to oversee the process of the preparation of the Corporation’s resources and reserves estimates, the operation of controls to ensure estimation in accordance with applicable regulatory standards and the related scientific and technical disclosure of resources and reserves estimates, including compliance with National Instrument 43-101 (Standards of Disclosure for Mineral Projects) of the Canadian Securities Administrators. The RRC reviews the competencies, skills, experiences and qualifications of the qualified persons (the “QPs”) regularly used by the Corporation in the preparation and disclosure of resources and reserves estimates and confirms that such QPs were in no way impeded or inappropriately influenced in such preparation and disclosure. The RRC reports to the AFC and the Board at least annually as to the process of preparation and disclosure of resources and reserves estimates and applicable regulatory standards.

The RRC held 4 meetings in 2014. The current members of the RRC are Richard J. Hall (Chairman), Donald K. Charter and John T. Shaw.

Position Descriptions

The Board has developed and approved a written position description for the Chairman of the Board. The current Chairman of the Board is William D. Pugliese. The primary responsibilities (in addition to those dictated by the mandate of the Board, attached to this Circular as Appendix “B”) of the Chairman are to, in conjunction with management or otherwise, plan, organize and chair all meetings of the Board and shareholders of the Corporation, oversee the content of all relevant information that directors and shareholders are provided reasonably in advance of their meetings and to provide leadership in the functioning and performance of the Board in accordance with its mandate. The Chairman acts as the primary liaison between the Board and management.

The Chairman of the Board is, as determined by the Board, independent. The Chairman facilitates communication among the Corporation’s independent directors and between the independent directors and management. He is responsible for leading the Board and organizing it to function constructively and independently of management. The Chairman reviews any comments, recommendations or requests made by an independent director and oversees the process by which unfettered information to independent directors is made available regarding the Corporation’s activities.

The mandates of the committees of the Board, which are recommended by the NCGC and approved by the Board, define the authority, roles and responsibilities of each of the committees and the committee chairs. These mandates may be accessed on the Corporation’s website, at www.iamgold.com.

The Board and the CEO have developed written position descriptions for the CEO and other executive officers. The primary responsibilities of the CEO are to provide leadership over the management of the Corporation. The CEO is responsible for the development and implementation of strategic and tactical plans for the Corporation, as adopted by the Board, the recruitment, development, delineation of the responsibilities of and monitoring the performance of executive management, managing and monitoring the various exploration, development and producing interests of the Corporation, identifying and pursuing new opportunities for the Corporation, developing and maintaining a culture of integrity throughout the Corporation and protecting and enhancing the Corporation’s assets and reputation. The CEO acts as the primary spokesperson for the Corporation. The CEO provides leadership and direction to management throughout the Corporation and is directly accountable to the Board. Upon the CEO’s retirement or other departure from the Corporation, by agreement, the CEO resigns his or her directorship.

Assessments of Board Performance

The NCGC monitors the performance of the Board and its committees, in respect of their mandates, and the performance of individual directors, throughout the year in terms of effectiveness and contribution. The committees of the Board, led by their chairpersons, assist the NCGC through self-assessments of the performance of their respective mandates. On an annual basis, each director is required to complete confidential questionnaires (approved by the NCGC) that evaluate the performance of the Board and its Chairman. In addition to written peer assessments, confidential director peer reviews are performed in the context of discussions between individual directors and the Chairman of the NCGC, who reviews, in confidence, all director evaluations and recommends to the NCGC any actions that may be deemed necessary or advisable to assist the Board in continuing to function effectively and adequately perform its mandate. From time to time, the NCGC engages external, independent advisors to conduct interviews with directors as part of its overall Board evaluation process. Director performance, assessed in part against the competencies, skills and contributions the director is expected to bring, is considered in the nomination for election of incumbent directors, such as the directors nominated in this Circular.

Orientation and Continuing Education

In respect of the orientation of new directors to the role and responsibilities of the Board, its committees and directors as well as the nature and operation of the Corporation’s business, new directors are briefed by the Chairman, CEO, other independent directors and the executive organization. Tours of the Corporation’s operations are made available. Written information and advice is also made available to new directors (and on an ongoing basis) by the Corporation’s general counsel regarding the duties and obligations of directors, the mandates of the Board and its committees, the Corporation’s Code of Business Conduct and Ethics (described below), minutes of the meetings of the Board and the most recent annual report, annual information form and management information circular of the Corporation.

To assist directors with remaining current with respect to the Corporation and their duties and responsibilities, the Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Corporation’s directors, the NCGC periodically canvasses directors to determine their training and educational needs and interests, arranges visits to the Corporation’s various exploration, development and producing operations and arranges funding for the attendance of directors at seminars or conferences of interest and relevance to their duties and responsibilities to the Corporation. Directors are regularly informed by the CEO, and other members of the executive management team, of strategic issues affecting the Corporation, including the competitive environment, the Corporation’s performance relative to its peers and any other developments that could materially impact the Corporation’s business.

Code of Business Conduct and Ethics

Consistent with and to protect the integrity and reputation of the Corporation, the Board has adopted a Code of Business Conduct and Ethics for the directors, officers and employees of the Corporation. Service providers to the Corporation, at the time of being contracted, are similarly required to acknowledge and abide by the provisions of the Code. The Code sets out fundamental principles upon which the business and affairs of the Corporation, wherever conducted, are based and is designed to promote integrity and deter wrongdoing. The Code provides that any conflict of the interest of an employee with that of the Corporation is to be avoided, the assets and opportunities of the Corporation are to be protected and used only for the purposes of the Corporation, non-public information pertaining to the Corporation is to be kept confidential and all laws applicable to the Corporation are to be complied with. For example, should a director or executive officer have an interest in an agreement or transaction with the Corporation being considered by the Board, such director shall disclose his or her interest in the counterparty and withdraw from any discussion, assessment or decision of the Board relating thereto, including any Board vote thereon. A copy of the complete Code of Business Conduct and Ethics may be accessed on the Corporation’s website, at www.iamgold.com.

Any material departure from the Code by a director or executive officer of the Corporation must be promptly disclosed. There were no such material departures from the Code in 2014. The Board believes that providing a means through which officers, employees and other service providers may raise concerns about ethical conduct, on an anonymous and confidential basis, fosters a culture of integrity and ethical conduct within the Corporation. Similar to any allegations regarding the Corporation’s internal controls over financial reporting or disclosure controls and procedures, any alleged departure from the Code may be, anonymously and confidentially, orally or in writing, reported, for investigation, to the Chairman of either or both the AFC and the NCGC, through the internet, a toll-free number and/or by mail. The reporting system is run by an independent third party. The Corporation routinely conducts internal audits to test compliance with the Code and confirm its directors, officers and employees continue to be aware of the Code’s requirements as well as the resources available to report alleged breaches. The Corporation requires that, upon initial appointment or employment, and each year, each director, officer or employee acknowledge an understanding of the Code’s requirements.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Circular, no transactions have been entered into since January 1, 2014 or are proposed to be entered into which have materially affected or will materially affect the Corporation or its subsidiaries involving, and no matter to be acted upon at the meeting other than the election of directors or the appointment of auditors materially involves, directly or indirectly, a director or executive officer since January 1, 2014, a proposed nominee for election as a director of the Corporation or any associate or affiliate of any such director or executive officer or proposed nominee.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR, at www.sedar.com, and EDGAR, at www.sec.gov/edgar.shtml. Further financial information relating to the Corporation is provided in the comparative financial statements and management’s discussion and analysis of the financial statements of the Corporation for its most recently completed financial year. The Corporation will provide any shareholder of the Corporation, without charge, and upon request to the Secretary of the Corporation, with:

(i)	a copy of the current annual information form of the Corporation, together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	a copy of the comparative financial statements of the Corporation for the year ended December 31, 2014, together with the report of the auditor thereon; and

(iii)	a copy of management’s discussion and analysis of the financial statements of the Corporation for the year ended December 31, 2014.

SHAREHOLDER PROPOSALS

To be eligible for inclusion in the Circular for the 2016 annual general meeting of Shareholders, shareholder proposals prepared in accordance with applicable rules governing shareholder proposals must be received at the Corporation’s corporate office at 401 Bay Street, Suite 3200, Toronto, Ontario M5H 2Y4 on or before January 6, 2016

DATED at Toronto, Ontario, this 6th day of April, 2015.

BY ORDER OF THE BOARD

“STEPHEN J. J. LETWIN”
STEPHEN J. J. LETWIN
President and Chief Executive Officer

APPENDIX “A”

DIRECTOR NOMINEE BIOGRAPHIES

Stephen J. J. Letwin: President and Chief Executive Officer.

Stephen J. J. Letwin was appointed President and Chief Executive Officer of IAMGOLD Corporation on November 1, 2010. He has been a member of the Board of Directors since joining the Company. Specializing in corporate finance, operational management, and merger and acquisitions, Stephen brings over 30 years of experience from the highly-competitive resource sector. Mr. Letwin actively leads his executive management team with a clear and pragmatic approach to driving business results, creating shareholder value, and achieving sustainable growth. Prior to joining IAMGOLD, Mr. Letwin was based in Houston, Texas, where he was the Executive Vice President, Gas Transportation & International, with Enbridge Inc. Stephen was responsible for Enbridge’s natural gas operations, including overall responsibility for Enbridge Energy Partners, as the partnership’s Managing Director. In 1999, he joined Enbridge as President and Chief Operating Officer, Energy Services, based in Toronto, Canada. Mr. Letwin currently serves as Director for Precision Drilling Corp.

Before joining Enbridge, Mr. Letwin served as President & Chief Operating Officer of TransCanada Energy and was Chief Financial Officer, TransCanada Pipelines Limited, Numac (Westcoast Energy), and Encor Energy. Mr. Letwin holds an MBA from the University of Windsor, is a Certified General Accountant, a graduate of McMaster University (B.Sc., Honors), and a graduate of the Harvard Advanced Management Program. Throughout his career, Stephen has actively demonstrated his commitment to voluntary leadership. His most recent community affiliations have included Director, Corporate Campaign Committee of Texas Children’s Hospital; Patron, UNICEF Alberta, Canada; and Director, YMCA Calgary, Canada. For his commitment to the community, Stephen was awarded the 2006 Alberta Centennial Medal. In 2011, Mr. Letwin was made an Officer of the National Order of Burkina Faso.

John E. Caldwell: Mr. Caldwell has been a director of the Company since 2006. Mr. Caldwell brings extensive general and financial management and risk assessment experience to the Board. From 2003 until his retirement from SMTC Corporation, on March 31, 2011, he served as President and Chief Executive Officer and as a member of the board of directors. Before joining STMC, Mr. Caldwell held positions in The Mosaic Group, a marketing services provider, as Chair of the Restructuring Committee of the Board, from October 2002 to September 2003, in GEAC Computer Corporation Limited, a computer software company, as President and Chief Executive Officer from October 2000 to December 2001 and in CAE Inc., a provider of simulation and modeling technologies and integrated training solutions for the civil aviation and defense industries, as President and Chief Executive Officer from June 1993 to October 1999. In addition, Mr. Caldwell served in a variety of senior executive positions in finance, including Senior Vice President of Finance and Corporate Affairs of CAE and Executive Vice President of Finance and Administration of Carling O’Keefe Breweries of Canada. Over the course of his career, Mr. Caldwell has served on the audit committees of ten public companies. Also, for the past several years, Mr. Caldwell is a lecturer for the Institute of Corporate Directors on the subject of board responsibilities for oversight of enterprise risk. Mr. Caldwell has been a director of Advanced Micro Devices, Inc., a global semiconductor provider since 2006 and of Faro Technologies, Inc., a producer of three dimensional manufacturing measurement systems, since 2002. Mr. Caldwell also served on the board of directors of ATI Technologies Inc. from 2003 to 2006, Rothmans Inc. from 2004 to 2008, Cognos Inc. from 2000 to 2008, Stelco Inc. from 1997 to 2006 and Sleeman Breweries Ltd. from 2003 to 2005. Mr. Caldwell holds a Bachelor of Commerce Degree from Carleton University and is a Certified Professional Accountant.

Donald K. Charter: Donald Charter is currently a corporate director serving on four public company boards. Most recently Mr. Charter was the President, CEO and a Director of Corsa Coal Corp., a junior metallurgical coal mining company listed on the TSX.V with operations in Pennsylvania, from 2010 to August 2013. After having successfully built Corsa from a non-operating shell to an established domestic and international supplier of US low vol metallurgical coal, Mr. Charter completed a transformational premium priced refinancing of the company with a large US private equity firm and stepped down as CEO. Mr. Charter has business experience in a number of sectors including mining (precious metals, base metals, iron ore, coal), real estate and financial services. He is a graduate of McGill University where he obtained degrees in Economics and Law. He began his career in Toronto where he built a successful commercial and M&A business law practice, becoming a partner in a national law firm. In 1996 Mr. Charter joined the Dundee group of companies as an Executive Vice President with a number of capital markets related responsibilities. In 1998 he became the inaugural Chairman and CEO of the Dundee Securities group of companies, and oversaw its growth from a start up to a major independent financial services company. In 2006, Mr. Charter left this group and focused his attention on 3C’s Corporation, his personal consulting and investment company, and as a corporate director primarily in the resource sector. Mr. Charter has extensive corporate governance experience and has sat on and chaired a number of audit, compensation and governance committees during his career as well a number of special, independent and strategic committees in various corporate situations. He has completed the Institute of Corporate Directors, Directors Education Program and is a member of the Institute.

W. Robert Dengler: Mr. Dengler retired in 2005 after working for 41 years in the mining industry. Mr. Dengler was President and CEO of Dynatec Corporation, a company he founded in 1980. He holds a Bachelor of Science degree (1965) from Queen’s University and was awarded an Honorary Doctorate of Science from Queen’s University in 1988. Before founding Dynatec, Mr. Dengler was a partner and Vice-President & General Manager of J.S. Redpath Limited. He has authored several technical publications on shaft sinking and Long Round Development. Mr. Dengler has been a director of IAMGOLD since 2005 and a director of Denison Mines since 2004. Mr. Dengler has also been a Director of Energy Fuels Inc. since 2012.

Richard J. Hall: Mr. Hall was appointed a director of IAMGOLD on March 22, 2012. Mr. Hall brings over 40 years of exploration, development, mining and corporate experience. In addition to IAMGOLD, Mr. Hall currently serves as Chairman of Klondex Mines Ltd. in addition to serving as a director of Kaminak Gold Corp. Mr. Hall served as Chairman of Premier Gold from 2010 until June 2012 and served as President and Chief Executive Officer of Northgate Minerals from July 2011 until October 2011 when Northgate was acquired by AuRico Gold. From 2008 until 2011, he held the position of Chairman of Grayd Resource Corporation when Grayd was acquired by Agnico Eagle in November 2011. He also served as a director and Chairman of the Special Committee of Creston Moly during its acquisition by Mercator Minerals in 2011. In addition to his Board activities, Mr. Hall acts as a mineral industry consultant to various companies. From 1999 to 2008, he served as President and CEO of Metallica Resources Inc., where he was involved in all aspects of the company’s development including the financing, construction and commissioning of the Cerro San Pedro gold-silver mine in Mexico. While at Metallica, the El Morro deposit was discovered in Chile and was brought through to a final feasibility study in conjunction with Metallica’s operating partner on the project, Xstrata Copper. In August 2008, Metallica was part of a $1.6 billion merger with Peak Gold Ltd. and New Gold Inc. to form what is now New Gold Inc. Previous to his tenure at Metallica, Mr. Hall held senior management positions with Dayton Mining Corporation and Pegasus Gold Corporation. Mr. Hall holds a Bachelor and a Masters Degree in Geology and an MBA from Eastern Washington University. He has also completed an Executive Development Program at the University of Minnesota and is a member of the National

Association of Corporate Directors and a member of both the Audit and Investment Committees of the Society of Economic Geologists.

Mahendra Naik: Mr. Naik is a Chartered Professional Accountant with more than 32 years of financial accounting, mining and investment company experience. He holds a Bachelor of Commerce degree from the University of Toronto. He practiced as a Chartered Professional Accountant for nine years with a major Canadian accounting firm. As a Chartered Professional Accountant, Mr. Naik has experience in preparing, auditing, analyzing and evaluating financial statements, understands internal controls and procedures for financial reporting and understands the accounting principles used by the Company to prepare its financial statements as well as the implications of said accounting principles on the Company’s results. From 1990 to 1999, he was the Chief Financial Officer of IAMGOLD. He is also the Chairman of the Board and Audit Committee of a TSX-listed mining company and the Chairman of the Audit Committee for a TSXV listed international financial services company. In addition, he is Chairman and a member of the Audit Committees of a number of private companies, including precious metals and financial service businesses.

Timothy R. Snider: Mr. Snider is the Chairman of Cupric Canyon Capital, LLC., a private equity company that invests in copper mining assets worldwide. He was formerly president and Chief Operating Officer of Freeport McMoRan Copper and Gold, and it predecessor Phelps Dodge Corporation where he spent 38 years of his career. He is currently director of two public companies: IAMGOLD based in Toronto; and Cia. De Minas Buenaventura based in Lima Peru. He was formerly a director of Compass Minerals based in Overland Park, Kansas where he served as chairman of the Compensation Committee. Snider is also involved in several non-profit organizations, including the University of Arizona’s Institute for Mineral Resources (founding chairman), the Northern Arizona University Foundation Board, and the Mining Foundation of the Southwest. He was inducted into the American Mining Hall of Fame and received the Jackling Award and Richards Award for innovation from SME.

APPENDIX “B”

BOARD OF DIRECTORS MANDATE

1.	Purpose

The primary function of the directors (individually a “Director” and collectively the “Board”) of IAMGOLD Corporation (the “Corporation”) is to supervise the management of the business and affairs of the Corporation. The Board has the responsibility to supervise the management of the Corporation which is responsible for the day-to-day conduct of the business of the Corporation. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to ensure that the Corporation conducts business in an ethical and safe manner. In performing its functions, the Board should consider the legitimate interests that stakeholders, such as employees, customers and communities, may have in the Corporation. In carrying out its stewardship responsibility, the Board, through the Chief Executive Officer (the “CEO”), should set the standards of conduct for the Corporation.

2.	Procedure and Organization

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board. The Board retains the responsibility for managing its affairs, including selecting its chairman and constituting committees of the Board.

3.	Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a)	Legal Requirements

(i)	The Board has the overall responsibility to ensure that applicable legal requirements are complied with and documents and records have been properly prepared, approved and maintained.

(ii)	The Board has the statutory responsibility to, among other things:

A.	manage, or supervise the management of, the business and affairs of the Corporation;

B.	act honestly and in good faith with a view to the best interests of the Corporation;

C.	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

D.	act in accordance with the obligations contained in the Canada Business Corporations Act (the “CBCA”), the regulations thereunder, the articles and by-laws of the Corporation, applicable securities laws and policies and other applicable legislation and regulations.

(iii)	The Board has the statutory responsibility for considering the following matters as a Board which in law may not be delegated to management or to a committee of the Board:

A.	any submission to the shareholders of any question or matter requiring the approval of the shareholders;

B.	the filling of a vacancy among the directors or in the office of auditor and the appointing or removing of any of the chief executive officer, the chairman of the Board or the president of the Corporation;

C.	the issue of securities except as authorized by the Board;

D.	the declaration of dividends;

E.	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

F.	the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

G.	the approval of a management proxy circular;

H.	the approval of a take-over bid circular, directors’ circular or issuer bid circular;

I.	the approval of an amalgamation of the Corporation;

J.	the approval of an amendment to the articles of the Corporation;

K.	the approval of annual financial statements of the Corporation; and

L.	the adoption, amendment or repeal of any by-law of the Corporation.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting the Corporation, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b)	Strategy Development

The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through committees in developing and approving the strategy by which the Corporation proposes to achieve these goals (taking into account, among other things, the opportunities and risks of the business of the Corporation).

(c)	Risk Management

The Board has the responsibility to safeguard the assets and business of the Corporation, identify and understand the principal risks of the business of the Corporation and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(d)	Appointment, Training and Monitoring Senior Management

The Board has the responsibility to:

(i)	appoint the CEO, and together with the CEO, to develop a position description for the CEO;

(ii)	with the advice of the compensation committee of the Board (the “Compensation Committee”), develop corporate goals and objectives that the CEO is responsible for meeting and to monitor and assess the performance of the CEO in light of those corporate goals and objectives and to determine the compensation of the CEO;

(iii)	provide advice and counsel to the CEO in the execution of the duties of the CEO;

(iv)	develop, to the extent considered appropriate, position descriptions for the chairman of the Board and the chairman of each committee of the Board;

(v)	approve the appointment of all corporate officers;

(vi)	consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee and the CEO, the remuneration of all corporate officers;

(vii)	consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee, incentive-compensation plans and equity-based plans of the Corporation; and

(viii)	ensure that adequate provision has been made to train and develop management and members of the Board and for the orderly succession of management, including the CEO.

(e)	Ensuring Integrity of Management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other senior officers of the Corporation and to ensure that the CEO and such other senior officers are creating a culture of integrity throughout the Corporation.

(f)	Policies, Procedures and Compliance

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	ensuring that the Corporation operates at all times within applicable laws and regulations and to appropriate ethical and moral standards;

(ii)	approving and monitoring compliance with significant policies and procedures by which the business of the Corporation is conducted;

(iii)	ensuring that the Corporation sets appropriate environmental standards for its operations and operates in material compliance with environmental laws and legislation;

(iv)	ensuring that the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies relating thereto;

(v)	developing the approach of the Corporation to corporate governance, including to the extent appropriate developing a set of governance principals and guidelines that are specifically applicable to the Corporation; and

(vi)	examining the corporate governance practices within the Corporation and altering such practices when circumstances warrant.

(g)	Reporting and Communication

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	ensuring that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with management, shareholders, other stakeholders and the public generally;

(ii)	ensuring that the financial results of the Corporation are adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(iii)	ensuring that the financial results are reported fairly and in accordance with applicable generally accepted accounting standards;

(iv)	ensuring the timely and accurate reporting of any developments that could have a significant and material impact on the value of the Corporation; and

(v)	reporting annually to the shareholders of the Corporation on the affairs of the Corporation for the preceding year.

(h)	Monitoring and Acting

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	monitoring the Corporation’s progress in achieving its goals and objectives and revise and, through management, altering the direction of the Corporation in response to changing circumstances;

(ii)	considering taking action when performance falls short of the goals and objectives of the Corporation or when other special circumstances warrant;

(iii)	reviewing and approving material transactions involving the Corporation;

(iv)	ensuring that the Corporation has implemented adequate internal control and management information systems;

(v)	assessing the individual performance of each Director and the collective performance of the Board; and

(vi)	overseeing the size and composition of the Board as a whole to facilitate more effective decision-making by the Corporation.

4.	Board’s Expectations of Management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of his or her ability and in the best interests of the Corporation. Each member of management is expected to devote substantially all of his or her business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that the Corporation is in compliance with all laws, rules and regulations applicable to the Corporation.

5.	Responsibilities and Expectations of Directors

The responsibilities and expectations of each Director are as follows:

(a)	Commitment and Attendance

All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone.

(b)	Participation in Meetings

Each Director should be sufficiently familiar with the business of the Corporation, including its financial position and capital structure and the risks and competition it faces, to actively and effectively participate in the deliberations of the Board and of each committee on which the director is a member. Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business of the Corporation. Directors should also review the materials provided by management and the Corporation’s advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

(c)	Code of Business Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics to deal with the business conduct of Directors and officers of the Corporation. Directors should be familiar with the provisions of the Code of Business Conduct and Ethics.

(d)	Other Directorships

The Corporation values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director’s time and availability, and may also present conflicts issues. Directors should consider advising the chairman of the Corporate Governance Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

(e)	Contact with Management

All Directors may contact the CEO at any time to discuss any aspect of the business of the Corporation. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(f)	Confidentiality

The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director should maintain the confidentiality of information received in connection with his or her services as a director of the Corporation.

(g)	Evaluating Board Performance

The Board, in conjunction with the Corporate Governance Committee, and each of the committees of the Board should conduct a self-evaluation at least annually to assess their effectiveness. In addition, the Corporate Governance Committee should periodically consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

6.	Qualifications and Directors’ Orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of the Corporation. They should possess skills and competencies in areas that are relevant to the business of the Corporation. The CEO is responsible for the provision of an orientation and education program for new Directors.

7.	Meetings

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. In addition, the Board should meet as it considers appropriate to consider strategic planning for the Corporation. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded.

Management may be asked to participate in any meeting of the Board. The Board should meet separately from management as considered appropriate to ensure that the Board functions independently of management. The independent Directors should meet with no members of management present as considered appropriate.

8.	Committees

The Board has established an Audit and Finance Committee, a HRCC, an EHSC and a NCGC to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chairman of each committee should report to the Board following meetings of the committee. The charter of each standing committee should be reviewed annually by the Board.

9.	Evaluation

Each Director will be subject to an annual evaluation of his or her individual performance. The collective performance of the Board and of each committee of the Board will also be subject to annual review. Directors should be encouraged to exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally.

10.	Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of the Corporation where for example he or she is placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Corporate Governance Committee.